1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Mar 28, 2007

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2007/03/28

Chunghwa Telecom Co., Ltd.

By:	/s/ Tan HoChen
Name:	Tan HoChen
Title:	Chairman & CEO

Exhibit

Exhibit	Description
1.	Consolidated Financial Statements for the Years Ended December 31, 2006 and 2005 and Independent Auditors’ Report

2.	Financial Statements for the Years Ended December 31, 2006 and 2005 and Independent Auditors’ Report

Exhibit 1

Chunghwa Telecom Co., Ltd. and its Subsidiaries Consolidated Financial Statements for the Years Ended December 31, 2006 and 2005 and Independent Auditors’ Report

REPRESENTATION LETTER

The entities included in the combined financial statements of Chunghwa Telecom Co., Ltd. as of and for the year ended December 31, 2006, which were prepared in conformity with the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises, are the same as the entities included in the consolidated financial statements prepared in conformity with the revised R.O.C. Statement of Financial Accounting Standards No. 7, “Consolidated Financial Statements”. In addition, the information needed to be disclosed in the combined financial statements is included in the consolidated financial statements. Thus, Chunghwa Telecom Co., Ltd. and its subsidiaries did not prepare a separate set of combined financial statements.

Very truly yours,

CHUNGHWA TELECOM CO., LTD.

By

/s/ TAN HO CHEN
TAN HO CHEN
Chairman

March 13, 2007

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheet of Chunghwa Telecom Co., Ltd. and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statement of operations, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards required that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to first paragraph present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006, and the consolidated results of their operations and consolidated cash flows for the year then ended in conformity with relevant regulations governing the preparation of financial statements of public companies (applied before August 12, 2005), the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As stated in Note 2 to the consolidated financial statements, the consolidated financial statements as of and for the year ended December 31, 2006 included the accounts for the period September 7, 2006 to December 31, 2006 of CHIEF Telecom, Inc. (“CHIEF”) and its subsidiaries since the equity interest of CHIEF owned by the Company was more than 50% of its outstanding common stock on September 7, 2006.

As stated in Notes 2 and 4 to the financial statements, the Company completed its privatization on August 12, 2005 and the accounts before privatization were subject to examination by the Executive Yuan and by the Ministry of Audit of the Control Yuan. The accounts as of and for the year ended December 31, 2004 have been examined by these government agencies, and adjustments from this examinations have been recognized in the accompanying financial statements.

As stated in Note 3 to the consolidated financial statements, on January 1, 2006, Chunghwa Telecom Co., Ltd. and its subsidiaries adopted the newly released Statements of Financial Accounting Standards No. 34, “Accounting for Financial Instruments” (“SFAS No. 34”), and No. 36, “Disclosure and Presentation for Financial Instruments” (“SFAS No. 36”), and related revisions of previously released standards.

March 13, 2007

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2006		2005
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 5)	$70,672,974	15	$41,890,668	9
Financial assets at fair value through profit or loss (Notes 2, 3 and 6)	59,119	—	35,000	—
Available-for-sale financial assets (Notes 2, 3 and 7)	6,950,716	2	14,067,017	3
Trade notes and accounts receivable, net of allowance for doubtful accounts of $3,550,086 in 2006 and $3,604,604 in 2005 (Notes 2, 8 and 26)	12,630,304	3	12,839,005	3
Other current monetary assets (Note 9)	5,965,595	1	5,706,740	1
Inventories, net (Notes 2 and 10)	2,182,583	1	2,120,472	1
Deferred income taxes (Notes 2 and 23)	56,564	—	2,321,399	1
Pledged assets (Note 27)	2,226	—	—	—
Other current assets (Notes 11 and 25)	1,019,633	—	1,247,036	—

Total current assets	99,539,714	22	80,227,337	18

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	1,751,570	—	1,524,938	—
Financial assets at fair value through profit or loss (Notes 2, 3 and 6)	—	—	500,000	—
Financial assets carried at cost (Notes 2, 3 and 13)	1,944,730	—	1,866,280	—
Other monetary assets (Notes 3, 14 and 28)	2,000,000	1	2,000,000	1

Total investment	5,696,300	1	5,891,218	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 26)
Cost
Land	100,937,183	22	101,784,869	22
Land improvements	1,476,683	—	1,474,429	—
Buildings	59,011,713	13	57,451,040	13
Machinery and equipment	21,388,089	5	21,753,818	5
Telecommunications network facilities	636,486,870	138	627,609,240	137
Miscellaneous equipment	1,949,504	—	2,046,160	—

Total cost	821,250,042	178	812,119,556	177
Revaluation increment on land	5,824,381	1	5,945,850	1

	827,074,423	179	818,065,406	178
Less: Accumulated depreciation	507,060,906	110	485,063,949	105

	320,013,517	69	333,001,457	73
Construction in progress and advances related to acquisitions of equipment	23,489,050	5	27,881,012	6

Property, plant and equipment, net	343,502,567	74	360,882,469	79

INTANGIBLE ASSETS (Note 2)
3G concession	8,983,306	2	9,731,914	2
Goodwill	72,411	—	—	—
Patents and computer software, net	210,143	—	183,404	—

Total intangible assets	9,265,860	2	9,915,318	2

OTHER ASSETS
Idle assets (Note 2)	970,266	—	—	—
Refundable deposits	1,545,800	1	1,577,167	—
Deferred income taxes (Notes 2 and 23)	557,185	—	85,866	—
Other	318,162	—	323,233	—

Total other assets	3,391,413	1	1,986,266	—

TOTAL	$461,395,854	100	$458,902,608	100

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 16 and 27)	$126,000	—	$—	—
Financial liabilities at fair value through profit or loss (Notes 2, 3 and 6)	24,844	—	—	—
Trade notes and accounts payable (Note 26)	9,906,012	2	10,332,306	2
Income tax payable (Notes 2 and 23)	8,527,540	2	16,550	—
Accrued expenses (Notes 17 and 26)	18,948,844	4	15,526,947	3
Current portion of long-term loans (Note 19)	322,917	—	200,000	—
Lease payable (Notes 2 and 15)	1,138	—	—	—
Other current liabilities (Note 18)	13,895,611	3	17,605,916	4

Total current liabilities	51,752,906	11	43,681,719	9

LONG-TERM LIABILITIES
Long-term loans (Note 19)	—	—	300,000	—
Lease payable (Notes 2 and 15)	441	—	—	—
Deferred income	955,419	—	318,528	—

Total long-term liabilities	955,860	—	618,528	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 25)	1,263,423	—	—	—
Customers’ deposits	6,654,161	2	7,391,902	2
Other	560,319	—	207,285	—

Total other liabilities	8,477,903	2	7,599,187	2

Total liabilities	61,281,655	13	51,994,420	11

STOCKHOLDERS’ EQUITY OWNED BY THE PARENT COMPANY (Notes 2, 3, 15, 20 and 21)
Common capital stock - 10 par values;
Authorized: 12,000,000 thousand shares in 2006; 9,647,725 thousand shares in 2005
Issued: 9,667,845 thousand shares in 2006; 9,647,725 thousand shares in 2005	96,678,451	21	96,477,249	21

Preferred stock $10 par value	—	—	—	—

Capital surplus:
Paid-in capital in excess of par value	210,260,235	46	214,529,603	47
Donations	13,170	—	13,170	—
Equity in capital surplus reported by equity-method investees	(69)	—	—	—

Total capital surplus	210,273,336	46	214,542,773	47

Retained earnings:
Legal reserve	44,037,765	9	39,272,477	9
Special reserve	2,680,184	1	2,680,184	1
Unappropriated earnings	39,984,454	9	48,087,583	10

Total retained earnings	86,702,403	19	90,040,244	20

Other adjustments
Cumulative translation adjustments	(3,304)	—	(2,942)	—
Unrealized gain on financial instruments	541,072	—	—	—
Capital surplus from revaluation of land	5,824,600	1	5,850,864	1

Total other adjustments	6,362,368	1	5,847,922	1

Total stockholders’ equity owned by the parent company	400,016,558	87	406,908,188	89
MINORITY INTEREST	97,641	—	—	—

Total stockholders’ equity	400,114,199	87	406,908,188	89

TOTAL	$461,395,854	100	$458,902,608	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 13, 2007)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars, Except Basic Net Income Per Share Data)

	2006		2005
	Amount	%	Amount	%
REVENUES (Note 26)	$184,527,634	100	$183,381,851	100

OPERATING COSTS (Note 26)	94,417,172	51	93,941,491	51

GROSS PROFIT	90,110,462	49	89,440,360	49

OPERATING EXPENSES
Marketing	26,410,302	14	24,728,213	13
General and administrative	3,207,461	2	2,982,882	2
Research and development	3,309,201	2	3,164,981	2

Total operating expenses	32,926,964	18	30,876,076	17

INCOME FROM OPERATIONS	57,183,498	31	58,564,284	32

OTHER INCOME
Penalties income	1,648,871	1	1,266,469	1
Income from sale of scrap inventories	846,881	1	477,948	—
Interest	803,975	—	451,457	—
Gains on sale of fixed assets	537,058	—	107,050	—
Gains on sale of financial instruments, net	135,242	—	162,660	—
Equity in earnings of equity investees	96,904	—	160,080	—
Foreign exchange gain, net	—	—	135,307	—
Other	502,563	—	999,451	1

Total other income	4,571,494	2	3,760,422	2

OTHER EXPENSES
Special termination benefit under early retirement program	2,305,508	1	—	—
Losses on disposal of property, plant and equipment	267,076	—	65,809	—
Foreign exchange loss, net	165,553	—	—	—
Losses arising from natural calamities	29,877	—	137,864	—
Interest	4,072	—	1,999	—
Losses on inventory valuation	1,365	—	—	—
Realized losses on long-term investments (Note 13)	—	—	739,676	—
Impairment loss on long-lived assets (Notes 2 and 15)	10,541	—	343,463	—
Other	1,340,927	1	1,433,044	1

Total other expenses	4,124,919	2	2,721,855	1

(Continued)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars, Except Basic Net Income Per Share Data)

	2006		2005
	Amount	%	Amount	%
INCOME BEFORE INCOME TAX	$57,630,073	31	$59,602,851	33

INCOME TAX (Notes 2 and 23)	12,752,007	7	11,949,967	7

CONSOLIDATED NET INCOME	$44,878,066	24	$47,652,884	26

ATTRIBUTED TO
Shareholders of the parent	$44,891,337	24	$47,652,884	26
Minority interests	(13,271)	—	—	—

	$44,878,066	24	$47,652,884	26

	2006		2005
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
CONSOLIDATED EARNINGS PER SHARE (Notes 2 and 24)
Basic net income per share	$5.94	$4.63	$6.05	$4.83

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 13, 2007)	(Concluded	)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars, Except Dividend Per Share Data)

									Other Adjustments
	Common Capital Stock		Preferred Stock		Capital Surplus	Retained Earnings			Cumulative Translation Adjustments	Unrealized Gain on Financial Instruments	Capital Surplus from Revaluation of Land	Treasury Stock	Minority Interests	Total Stockholders’ Equity
	Shares (Thousands)	Amount	Shares (Thousands)	Amount		Legal Reserve	Special Reserve	Unappropriated Earnings
BALANCE, JANUARY 1, 2005 (AS ADJUSTED, Note 4)	9,647,725	$96,477,249	—	$—	$214,551,767	$39,272,477	$2,680,184	$434,699	$(4,765)	$—	$5,740,185	$—	$—	$359,151,796
Reclassification of capital surplus from revaluation upon disposal of land to income	—	—	—	—	—	—	—	—	—	—	(5,489)	—	—	(5,489)
Net transfer of property, plant and equipment to National Properties Bureau and other government agencies	—	—	—	—	(8,994)	—	—	—	—	—	(28)	—	—	(9,022)
Reclassification of the reserve for land value incremental tax to capital surplus	—	—	—	—	—	—	—	—	—	—	116,196	—	—	116,196
Net income in 2005	—	—	—	—	—	—	—	47,652,884	—	—	—	—	—	47,652,884
Cumulative translation adjustment for foreign-currency investments in unconsolidated companies	—	—	—	—	—	—	—	—	1,823	—	—	—	—	1,823

BALANCE, DECEMBER 31, 2005	9,647,725	96,477,249	—	—	214,542,773	39,272,477	2,680,184	48,087,583	(2,942)	—	5,850,864	—	—	406,908,188
Effect of adopting the SFAS No. 34	—	—	—	—	—	—	—	—	—	51,675	—	—	—	51,675
Issuance of preferred stock - 2 shares (Note 20)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of capital surplus from revaluation upon disposal of land to income	—	—	—	—	—	—	—	—	—	—	(26,264)	—	—	(26,264)
Appropriation of 2005 earnings
Legal capital reserve	—	—	—	—	—	4,765,288	—	(4,765,288)	—	—	—	—	—	—
Cash dividend - NT$4.3 per share	—	—	—	—	—	—	—	(40,659,617)	—	—	—	—	—	(40,659,617)
Stock dividend - NT$0.2 per share	189,114	1,891,145	—	—	—	—	—	(1,891,145)	—	—	—	—	—	—
Employees’ profit sharing - cash	—	—	—	—	—	—	—	(230,057)	—	—	—	—	—	(230,057)
Employees’ profit sharing - dividends	23,006	230,057	—	—	—	—	—	(230,057)	—	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	(15,337)	—	—	—	—	—	(15,337)
Increase in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	110,912	110,912
Consolidated net income in 2006	—	—	—	—	—	—	—	44,891,337	—	—	—	—	(13,271)	44,878,066
Treasury stock repurchased by the Company - 192,000 thousand common shares (Note 21)	—	—	—	—	—	—	—	—	—	—	—	(11,392,333)	—	(11,392,333)
Retirement treasury stock - 192,000 thousand common shares (Note 21)	(192,000)	(1,920,000)	—	—	(4,269,368)	—	—	(5,202,965)	—	—	—	11,392,333	—	—
Equity in the changes of unrealized gain on available-for-sale financial assets reported by equity investees	—	—	—	—	—	—	—	—	—	18	—	—	—	18
Equity in capital surplus reported by equity-method investees	—	—	—	—	(69)	—	—	—	—	—	—	—	—	(69)
Cumulative translation adjustment for foreign-currency investments in unconsolidated companies	—	—	—	—	—	—	—	—	(362)	—	—	—	—	(362)
Unrealized gain on financial instruments	—	—	—	—	—	—	—	—	—	489,379	—	—	—	489,379

BALANCE, DECEMBER 31, 2006	9,667,845	$96,678,451	—	$—	$210,273,336	$44,037,765	$2,680,184	$39,984,454	$(3,304)	$541,072	$5,824,600	$—	$97,641	$400,114,199

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 13, 2007)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$44,878,066	$47,652,884
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	617,170	920,189
Depreciation and amortization	41,033,147	41,575,047
Impairment loss on long-lived assets	10,541	343,463
Gain on sale of financial instruments, net	(135,242)	(162,660)
Valuation loss (gain) on financial instruments, net	20,582	(12,416)
Losses on inventory valuation	1,365	—
Realized losses on long-term investments	—	739,676
Gain on sale of fixed assets, net	(269,982)	(41,241)
Equity in earnings of equity investees	(96,904)	(160,080)
Dividends received from equity investees	42,331	66,000
Deferred income taxes	1,797,090	9,882,696
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	(51,775)	(35,000)
Trade notes and accounts receivable	(300,107)	245,217
Other current monetary assets	(253,395)	(4,204,578)
Inventories	579,316	(830,404)
Other current assets	265,206	(582,910)
Increase (decrease) in:
Trade notes and accounts payable	(1,164,777)	(4,002,453)
Income tax payable	8,510,990	(5,013,108)
Accrued expenses	3,397,344	1,195,232
Other current liabilities	(32,977)	645,274
Deferred income	636,891	(42,601)
Accrued pension liabilities	1,254,683	(773,465)

Net cash provided by operating activities	100,739,563	87,404,762

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) of financial assets at fair value through profit or loss	473,666	(500,000)
Acquisition of available-for-sale financial assets	(4,149,141)	(31,080,687)
Proceeds from disposal of available-for-sale financial assets	12,000,064	26,303,259
Acquisition of financial assets carried at cost	(75,000)	—
Increase in long-term investment accounted for using equity method	(172,409)	—
Proceeds from disposal of property, plant and equipment	778,842	374,163
Acquisitions of property, plant and equipment	(27,680,344)	(22,930,075)
Increase of intangible assets	(170,564)	(130,011)
Increase in other assets	189,091	(281,281)

Net cash used in investing activities	(18,805,795)	(28,244,632)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars)

	2006	2005
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	11,000	—
Payment on principal of long-term loans	(202,083)	(200,000)
Decrease in customers’ deposits	(704,653)	(1,011,952)
Lease payable	186	—
Increase in other liabilities	310,965	3,986
Cash dividends paid	(40,659,617)	(45,344,307)
Remuneration to directors and supervisors and bonus to employees paid	(245,394)	—
Repurchase of treasury stock	(11,392,333)	—

Net cash used in financing activities	(52,881,929)	(46,552,273)

EFFECT OF FIRST INCLUSION FOR CONSOLIDATED OF CERTAIN SUBSIDIARIES	(269,533)	—

NET INCREASE IN CASH AND CASH EQUIVALENTS	28,782,306	12,607,857

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	41,890,668	29,282,811

CASH AND CASH EQUIVALENTS, END OF YEAR	$70,672,974	$41,890,668

SUPPLEMENTAL INFORMATION
Interest paid	$6,508	$1,999

Income tax paid	$1,286,974	$11,418,858

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$322,917	$200,000

Reclassification of reserve for land value incremental tax to capital surplus	$—	$116,196

Acquiring subsidiaries, the consolidated assets and liabilities, based on their fair values are as follow:

2006
Cash	$41,224
Trade notes and accounts receivable	113,940
Inventories	3,330
Other current assets	40,861
Long-term investment	3,450
Property, plant, and equipment	401,274
Identifiable intangible assets	2,700
Other assets	182,167

(Continued)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars)

2006
Short-term bank loan and long-term debt due within one year	$(115,000)
Trade notes and accounts payable	(99,062)
Other current liabilities	(100,708)
Long-term loans	(25,000)
Other liabilities	(108,834)

Total	340,342
Percentage of ownership	70%

238,240
Goodwill	72,412

Total amount of acquiring subsidiary	$310,652

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 13, 2007)	(Concluded	)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to form Chunghwa. The DGT continues to be the telecom industry regulator in the ROC.

As a telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

Effective August 12, 2005, the MOTC had completed the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of the Company’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold 289,431 thousand common shares of the Company by auction in the ROC on August 9, 2005 and 1,350,682 thousand common shares of the Company on August 10, 2005 in an international offering. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of the Company and completed the privatization plan.

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991. CHIEF engages mainly in internet communication and internet date center (“IDC”) service. The Company has acquired 70% shares of CHIEF on September 7, 2006.

The Company has established New Prospect Investments Holdings Ltd. (“New Prospect”) and Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006, but not on operating stage yet. Both holding companies are operating as investment companies and Chungwa has 100% ownership right in an amount of US$1 in each holding company.

Unigate Telecom Inc. (“Unigate”) which is the subsidiary of CHIEF was incorporated in 1999. Unigate engages mainly in telecommunication and information software service.

CHIEF Telecom (Hong Kong) Limited which is the subsidiary of CHIEF was incorporated in 2003. CHIEF (HK) engages mainly in internet communication and internet data center (“IDC”) service.

As of December 31, 2006 and 2005, the Company and its subsidiaries had 25,966 and 27,386 employees, respectively.

The following diagram presents information regarding the relationship and ownership percentages between the Company and its subsidiaries as of December 31, 2006:

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with relevant regulations (applied before August 12, 2005), the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of consolidated financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Group. The Group continually evaluates these estimates, including those related to allowances for doubtful accounts, valuation allowances on inventories, useful lives of long term assets, pension plans and income tax. The Group bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Basic of Consolidated Financial Statements

The consolidated financial statements include the accounts of the Company and its direct and indirect subsidiaries. All significant intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements as of and for the year ended December 31, 2006 include the accounts of the Company and its subsidiaries - New Prospect and Prime Asia. The Company has acquired 70% shares of CHIEF on September 7, 2006 and has a controlling power. The Company starts to consolidate the accounts on September 7, 2006 until December 31, 2006 of CHIEF and its subsidiaries - Unigate and CHIEF (HK).

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated at exchange rates in effect on the balance sheet date; shareholders’ equity accounts are translated using historical exchange rates and income statement accounts are translated using average exchange rates during the year.

The entities in the “Consolidated Financial Statements of Chunghwa and Affiliates” are the same as those in the consolidated financial statements; thus, no consolidated financial statements of Chunghwa and affiliates will be compiled. The information needed in the consolidated financial statements of Chunghwa and affiliates is enclosed in the consolidated financial statements

Basis of Presentation

As a stated-owned company before August 12, 2005 (privatization date), the accounts of the Company are subject to annual examinations by the Directorate General of Budget, Accounting and Statistics (the “DGBAS”) of the Executive Yuan and by the Ministry of Auditing (“MOA”) (DGBAS and MOA are hereinafter referred to as “government agencies”). The objective of these examinations is to evaluate the Company’s performance against the budget approved by the Legislative Yuan. The accounts are considered final only after any adjustments based on the annual examinations are taken into account. The accounts for the year ended December 31, 2004 have been examined by these government agencies and resulting adjustments were recorded retroactively.

Current Assets and Liabilities

Current assets are commonly identified as those which are reasonably expected to be realized in cash, sold or consumed within one year. Current liabilities are obligations which mature within one year. Assets and liabilities that are not classified as current are noncurrent assets and liabilities.

Cash Equivalents

Cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with the changes in fair value recognized in earnings. Cash dividends received (including the year of investment) is recognized in earnings. For regular way purchase or sale of financial assets is accounted for using trade date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Hybrid instruments are designated as financial assets or financial liabilities at fair value through profit or loss.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. When subsequently measured at fair value, the changes in fair value are excluded from earnings and reported as a separate component of stockholders’ equity. The accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is recognized and derecognized using trade date accounting.

The basis for determining the fair value of financial instruments is as follows: List stocks, closing prices as of balance sheet date; open-end bond mutual funds, net assets value as of balance sheet date; bonds, quotes in the OTC market as of balance sheet date; financial instruments without active market, fair value are estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions.

Cash dividends are recognized as investment income upon the grant day but are accounted for as reductions to the original cost of investment if such dividends are declared on the earnings of the investees attributable to periods prior to the purchase of the investments. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new number of shares.

If there is objective evidence that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Service revenue is based on the fair value of the sales price, after business discount and quantity discount, between the Group and customer. The sales price of service revenue is the amount which matures within one year. The difference between fair value and maturity value is not material and the transactions occur frequently so the interest factor is not included in calculating the fair value.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) fixed-monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Allowance for doubtful receivables is provided on the basis of the aging of the receivables and estimated collectibility of individual receivables. The Group periodically evaluates the collectibility of receivables in consideration of client’s receivable aging analysis.

Inventories

Inventories are stated at the lower of cost (weighted-average cost ) or market value (replacement cost or net realizable value).

Investments Accounted for Using Equity Method

Investments in shares of stock in companies where the Company exercises significant influence in their operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company’s portion of equity income or loss, depending on whether the investor has controlling power over investees or not. Unrealized profits and losses on sales to investees over which the Company has a controlling power are totally eliminated. Otherwise should be deferred in proportion to the Company’s ownership percentage. Profits and losses arising from equipment purchases from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

With respect to investment purchase or adoption of the equity method of accounting, effective on January 1, 2006, in accordance with the revised accounting pronouncement, goodwill is recognized by the difference that the cost of investment is exceeding the fair value of the acquisition. Goodwill can not be amortized, but is subject to a goodwill impairment test. If there is a triggering event or change in circumstance, the goodwill impairment test will be performed.

Financial Assets Carried at Cost

Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at original cost, such as non-publicly traded stocks. If there is objective evidence that a financial asset is impaired, a loss is recognized. No recording of a subsequent recovery in fair value is allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

An impairment loss is recognized when the recoverable amount of an asset is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated depreciation. An impairment loss on a revalued asset is recognized directly against capital surplus from revaluation for the asset to the extent that the impairment loss does not exceed the amount in the capital surplus from revaluation for that same asset. A reversal of an impairment loss on a revalued asset is credited directly to shareholder’s equity-other adjustments from revaluation under the heading shareholder’s equity-other adjustments from revaluation. However, to the extent that an impairment loss on the same revalued asset was previously recognized in profit or loss, a reversal of that impairment loss is also recognized in profit or loss.

Depreciation expense is determined based upon the asset’s estimated useful life using the straight-line method. The estimated useful lives are as follows: land improvements, 10 to 30 years; buildings, 10 to 60 years; machinery and equipment, 6 to 10 years; telecommunication network facilities, 5 to 30 years; and miscellaneous equipment, 3 to 10 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

Intangible Assets

The amount recorded for the 3G Concession is amortized upon the MOTC approval of using the straight-line method over the lower of the legal useful life or estimated useful life. Patents are amortized using the straight-line method over the estimated useful lives ranging from 10 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years. Amortization on goodwill is prohibited.

An impairment loss is recognized when the recoverable amount of an intangible asset other than goodwill is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated amortization. Reversal of a previously recognized impairment loss on goodwill is prohibited.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

Pension costs subject to defined benefit plan are recognized according to the actuarial report. Pension costs subject to defined contribution plan are recognized according to the amount of contributions by the Company during the employees’ service period.

Expense Recognition

Expenses including commissions paid to agencies and incentives paid to a third party dealer that sells a handset to a customer who subscribes to the service, as an inducement to enter into a service contract, are charged to income as incurred.

Treasury Stock

Cost of treasury stock is shown as a deduction to stockholders’ equity. Treasury stock is recorded and is shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the accounts of common stock and treasury stock are reversed out based on the number of shares registered to be cancelled. The account of additional paid-in capital is adjusted for the difference of the repurchase price and the par value of common stock. If capital surplus is not enough for debiting purposes, the difference is debited to unappropriated retained earnings.

Income Tax

The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits and tax consequences of differences between financial statement carrying amounts and their respective tax bases. A valuation allowance is recognized if, available evidence indicates it is “more likely than not” that a portion or the entire deferred tax asset will not be realized. A deferred tax asset or liability should be classified as current or non-current according to the classification of its related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, it should be classified as current or noncurrent depending on the expected reversal date of the temporary difference.

Investment tax credits utilized are recognized as reduction of income tax expense.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year when the stockholders have resolved that the earnings shall be retained.

Consolidated Earnings Per Share

Consolidated earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period.

Foreign-currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction is included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates, and the resulting differences are recorded as follows:

a.	Financial assets and liabilities - credited or charged to current income; and

b.	Long-term stock investments accounted for by the equity method - as cumulative translation adjustment under stockholders’ equity.

3.	REASON AND EFFECT OF THE CHANGES OF ACCOUNTING PRINCIPLE

On January 1, 2006, the Group adopted the newly released Statements of Financial Accounting Standards No. 34, “Accounting for Financial Instruments,” (“SFAS No. 34”) and No. 36, “Disclosure and Presentation for Financial Instruments” (“SFAS No. 36”), and related revisions of previously released SFASs.

a.	Effect of adopting the newly released SFASs and related revisions of previously released SFASs

The Group had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as available-for-sale financial assets as adjustments to stockholders’ equity were recognized.

The effect of adopting the newly released SFASs is summarized as follows:

Recognized as a Separate Component of Stockholders’ Equity (Net of Tax)
Available-for-sale financial assets	$51,675

For the year ended December 31, 2006, the adoption of the newly released SFASs had no impact on consolidated net income before income tax, consolidated net income after income tax and basic consolidated earnings per share.

b.	Reclassifications

Upon the adoption of SFAS No. 34, certain accounts in the financial statements as of and for the year ended December 31, 2005 were reclassified to conform to the financial statements as of and for the year ended December 31, 2006. The previous issued financial statements as of and for the year ended December 31, 2005 are not required to be restated.

For accounting policies applied to financial instruments in 2006, refer to the Note 2 to the financial statements. Certain accounting policies prior to the adoption of the newly released SFASs are summarized as follows:

Short-term investments

Short-term investments are carried at the lower of cost or market value. An allowance for decline in value is provided when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance will result from a subsequent recovery of the carrying value.

The cost of short-term investments sold are determined using the moving weighted-average method.

Certain accounts in the financial statements as of and for the year ended December 31, 2005 have been reclassified to conform to the classifications prescribed by the newly released and revised SFASs. The reclassifications of the whole or a part of the account balances of certain accounts are summarized as follows:

	Before Reclassification	After Reclassification
Balance sheets

Short-term investments	$14,102,017	$—
Funds	2,500,000	—
Investments accounted for using the cost method	1,866,280	—
Financial assets at fair value through profit or loss - current	—	35,000
Available-for-sale financial assets - current	—	14,067,017
Financial assets carried at cost - noncurrent	—	1,866,280
Financial assets at fair value through profit or loss - noncurrent	—	500,000
Other monetary assets - noncurrent	—	2,000,000

	$18,468,297	$18,468,297

Statements of operations

Reversal of allowance on short-term investments (included in “other income - other”)	$12,416	$—
Valuation gain on financial instruments (included in “other income - other”)	—	12,416

	$12,416	$12,416

Statements of cash flows

Cash flows from operating activities
Gain on sale of short-term investments	$(162,660)	$—
Reversal of allowance on short-term investments	(12,416)	—
Valuation gain on financial instruments, net	—	(12,416)
Gain on sale of financial instruments, net	—	(162,660)
Financial assets held for trading	—	(35,000)

	(175,076)	(210,076)

Cash flows from investing activities
Acquisition of short-term investment, net	(4,812,428)	—
Acquisition of investments in unconsolidated companies	(500,000)	—
Acquisition of financial assets at fair value through profit or loss	—	(500,000)
Acquisition of available-for-sale financial assets	—	(31,080,687)
Proceeds from disposal of available-for-sale financial assets	—	26,303,259

	(5,312,428)	(5,277,428)

	$(5,487,504)	$(5,487,504)

4.	ADJUSTMENTS OF FINANCIAL STATEMENTS

For the Year Ended December 31, 2004

The Company’s financial statements for the year ended December 31, 2004 have been examined by the Executive Yuan and the Ministry of Audit of the Control Yuan (government agencies), and the resulting adjustments have been recorded retroactively as of December 31, 2004. The adjustments made by the government agencies that decreased income before income tax of $9,351 thousand were due to the different bases of estimates used by the MOA in determining certain accruals. Increased current liabilities of $45,319,914 thousand and decreased total stockholders’ equity of $45,351,321 thousand on December 31, 2004 were due to the appropriations of 2004 earnings recorded by the MOA.

5.	CASH AND CASH EQUIVALENTS

	December 31
	2006	2005
Cash
Cash on hand	$106,397	$96,839
Cash in banks	7,879,770	2,257,796
Negotiable Certificate of Deposit, annual yield rate - ranging from 1.26%-1.95% and 1.00%-1.92% for the year ended December 31, 2006 and 2005, respectively.	25,750,500	10,906,936

	33,736,667	13,261,571
Cash equivalents
Commercial paper, annual yield rate - ranging from 1.26%-1.33% and 1.27%-1.45% for the year ended December 31, 2006 and 2005, respectively.	36,936,307	28,629,097

	$70,672,974	$41,890,668

As of December 31, 2006 and 2005, foreign deposits in bank were as following:

	December 31
	2006	2005
United States of America - New York (US$21,378 thousand in 2006)	$696,920	$18,823
Hong Kong (US$54,069 thousand, EUR10 thousand, JPY872 thousand, HK$390 thousand and GBP2 thousand)	1,764,821	—

	$2,461,741	$18,823

6.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2006	2005
Current

Derivatives - financial assets
Forward exchange contracts	$4,044	$—
Index future contracts	55,075	—
Credit linked investment	—	35,000

	$59,119	$35,000

(Continued)

	December 31
	2006	2005
Derivatives - financial liabilities
Forward exchange contracts	$11,266	$—
Index future contracts	13,578	—

	$24,844	$—

Noncurrent

Financial assets at fair value through profit or loss - Yuanta Structured Principal Protected Private Placement	$—	$500,000

The Company entered into forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of assets denominated in foreign currencies until such assets are received and fluctuations in stock prices. However, these financial assets and liabilities are not qualified for hedge accounting and categorized as trading financial assets and liabilities.

Yuanta Structured Principal Protected Private Placement is an open-end structured principal protected mutual fund. The maturity date is September 28, 2008. On June 28, 2006, the Company sold the contract to a third party and recognized an investment loss of $26,334 thousand.

Outstanding forward contracts held by the Company as of December 31, 2006:

	Currency	Maturity Date	Contract Amount (in Thousands)

December 31, 2006

Sell	JPY/USD	2006.11-2007.01	JPY	490,000
	EUR/USD	2006.11-2007.01	EUR	6,900
	GBP/USD	2006.11-2007.01	GBP	2,085

Outstanding index future contracts held by the Company as of December 31, 2006:

	Maturity Date	Units	Contract Amount (in Thousands)
December 31, 2006

INDEX FUTURE CONTRACTS
AMSTERDAM IDX FUT	2007.01	8	EUR	769
CAC40 10 EURO FUT	2007.01	45	EUR	2,450
DAX INDEX FUTURE	2007.03	11	EUR	1,795
IBEX 35 INDX FUTR	2007.01	7	EUR	992
MINI S&P/MIB FUT	2007.03	23	EUR	950
FTSE 100 IDX FUT	2007.03	33	GBP	2,044
TOPIX INDEX FUTURE	2007.03	32	JPY	512,595
S&P 500 FUTURE	2007.03	23	USD	8,195
S&P 500 EMINI FUTURE	2007.03	13	USD	927

As of December 31, 2006, the amount paid for future deposit was $54,857 thousand (classified as financial assets held for trading).

Net losses arising from derivative financial instruments for the year ended December 31, 2006 were $52,370 thousand (including realized settlement losses of $31,788 thousand and valuation losses of $20,582 thousand).

The Company entered into investment management agreements with a well-known financial institutions (fund managers) to manage its investment portfolios in October 2006. As of December 31, 2006, the Company’s investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. The investment portfolios included derivative instruments, listed stocks and mutual funds. Listed stocks and mutual funds were classified as available-for-sales financial assets.

7.	AVAILABLE-FOR-SALES FINANCIAL ASSETS

	December 31
	2006	2005
Open-end mutual funds	$5,788,419	$13,898,188
Foreign listed stocks	885,797	—
Real estate investment trust fund	179,200	100,000
Listed stocks	97,300	68,829

	$6,950,716	$14,067,017

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Years Ended December 31
	2006	2005
Balance, beginning of year	$3,625,645	$4,473,433
Provision for doubtful accounts	623,559	906,148
Accounts receivable written off	(699,118)	(1,774,977)

Balance, end of year	$3,550,086	$3,604,604

9.	OTHER CURRENT MONETARY ASSETS

	December 31
	2006	2005
Tax refund receivable	$3,221,496	$4,338,479
Other receivable	2,744,099	1,368,261

	$5,965,595	$5,706,740

10.	INVENTORIES, NET

	December 31
	2006	2005
Supplies	$1,580,255	$1,276,160
Work in process	73,497	19,856
Merchandise	161,932	—
Materials in transit	368,264	824,456

	2,183,948	2,120,472
Less: Allowance for losses	1,365	—

	$2,182,583	$2,120,472

11.	OTHER CURRENT ASSETS

	December 31
	2006	2005
Prepaid rents	$581,541	$489,074
Prepaid expenses	326,002	201,523
Prepaid pension costs	—	458,052
Miscellaneous	112,090	98,387

	$1,019,633	$1,247,036

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2006		2005
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Equity investee:
Chunghwa Investment (“CHI”)	$974,805	49	$950,054	49
Taiwan International Standard Electronics (“TISE”)	609,004	40	574,884	40
Spring House Entertainment (“Spring House”)	17,761	30	—	—

	1,601,570		1,524,938
Prepayment for long-term investment - Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	150,000	100	—	—

	$1,751,570		$1,524,938

The Company invested Spring House in October, 2006, for a purchase price of $22,409 thousand. Spring House engages mainly in network content manufacture broadcasts and information software.

The Company intended to acquire 100% shares of Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) by prepaying $150,000 thousand in December, 2006. CIYP engages mainly in yellow pages sales and advertisement service. CIYP finished registration on January 2, 2007.

The carrying values of the equity investees and the equity in their net loss and net income are based on audited financial statements.

13.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2006		2005
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Cost investees:
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
iD Branding Ventures (“iDBV”)	75,000	8	—	—
RPTI International (“RPTI”)	71,500	12	71,500	12
Siemens Telecommunication Systems (“Siemens”)	5,250	15	5,250	15
3 Link Information Service Co., Ltd. (“3 Link”)	3,450	12	—
eASPNet Taiwan Inc. (“eASPNet”)	—	2	—
Purple Communication Ltd. (“PCL”)	—	—

	$1,944,730		$1,866,280

The Company invested iDBV on November 13, 2006, for a purchase price of $75,000 thousand. iDBV engages mainly in investment company.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

After evaluating the carrying value of the investment in TFC, the Company concluded that a permanent impairment loss had occurred and recognized a loss of $739,676 thousand for the year ended December 31, 2005.

14.	OTHER NONCURRENT MONETARY ASSETS

	December 31
	2006	2005
Fixed-Line Fund	$1,000,000	$1,000,000
Piping Fund	1,000,000	1,000,000

	$2,000,000	$2,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required by the ROC government to contribute a total of $2,000,000 thousand to a Fixed-Line Fund managed by the Ministry of Interior Affairs and a Piping Fund administered by the Taipei City Government. These funds will be used to finance various telecommunications infrastructure projects. Upon completion of the construction projects, the funds will be proportionally allocated their assets to their contributors. If the balance of the Fixed-Line Fund is not sufficient for its operation, the above three parties will determine when to raise additional funds and the contribution amounts from each party.

15.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2006	2005
Cost
Land	$100,937,183	$101,784,869
Land improvements	1,476,683	1,474,429
Buildings	59,011,713	57,451,040
Machinery and equipment	21,388,089	21,753,818
Telecommunications network facilities	636,486,870	627,609,240
Miscellaneous equipment	1,949,504	2,046,160

Total cost	821,250,042	812,119,556
Revaluation increment on land	5,824,381	5,945,850

	827,074,423	818,065,406

Accumulated depreciation
Land improvements	807,767	753,224
Buildings	14,230,739	13,246,759
Machinery and equipment	16,378,560	15,869,654
Telecommunications network facilities	473,954,933	453,438,139
Miscellaneous equipment	1,688,907	1,756,173

	507,060,906	485,063,949

Construction in progress and advances related to acquisition of equipment	23,489,050	27,881,012

Property, plant and equipment, net	$343,502,567	$360,882,469

Pursuant to the related regulation, the Company revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by the MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and capital surplus of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went into effect on February 1, 2005. In accordance with the lowered tax rates, the Company recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments.

Because of the improvements on telecommunication technology and changes of the market, the recoverable amount of telecommunications network facilities of paging division is less than its carrying value. Therefore, an impairment loss amounted to $343,463 thousand was recognized for the year ended December 31, 2005.

Depreciation on property, plant and equipment for the years ended December 31, 2006 and 2005 amounted to $40,070,620 thousand and $40,870,177 thousand, respectively. No interest expense was capitalized for the years ended December 31, 2006 and 2005.

CHIEF rents machinery equipments for a half and one years to four years under a capital lease agreement, which provides CHIEF having the ownership at the expiration of the lease term. The total lease payments were $263 thousand in the year ended December 31, 2006.

Lease payable was as follow:

December 31, 2006
Lease payable	$1,647
Less: Unamortization interest	68

Lease payable, net	1,579
Less: Current portion	1,138

Noncurrent portion of lease payable	$441

16.	SHORT-TERM LOANS

	December 31
	2006	2005
Unsecured loans - annual yield rate - 2.955%	$126,000	$—

17.	ACCRUED EXPENSES

	December 31
	2006	2005
Accrued salary and compensation	$12,007,101	$9,863,026
Accrued franchise fees	2,413,579	2,539,494
Accrued advertisement expenses	960,327	751,039
Other accrued expenses	3,567,837	2,373,388

	$18,948,844	$15,526,947

18.	OTHER CURRENT LIABILITIES

	December 31
	2006	2005
Advances from subscribers	$4,539,933	$4,749,623
Amounts collected in trust for others	4,014,709	3,323,278
Payables to equipment suppliers	1,661,128	4,142,230
Payables to constructors	1,073,285	2,405,748
Refundable customers’ deposits	949,776	858,351
Miscellaneous	1,656,780	2,126,686

	$13,895,611	$17,605,916

19.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS-CURRENT PORTION)

	December 31
	2006	2005
Loan from the Fixed-Line Fund	$300,000	$500,000
Secured loans - annual yield rate - 3.05% for the year ended December 31, 2006	22,917	—

	322,917	500,000
Less: Current portion of long-term loans	322,917	200,000

	$—	$300,000

The loan amount of $0.7 billion from the Fixed-Line Fund was obtained pursuant to a long-term loan agreement with the Fixed-Line Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit of $1 billion until March 12, 2007, with a restricted lending term of five years. The outstanding principal was payable in three annual installments ($0.2 billion, $0.2 billion and $0.3 billion) starting on March 12, 2005.

CHIEF obtained a secured loan from Chinatrust Commercial Bank. The loan is repayable monthly at equal installments, with final payment due on November 18, 2007.

20.	STOCKHOLDERS’ EQUITY

Under the revised Company’s Articles of Incorporation dated May 30, 2006, the Company’s authorized capital is $120,000,000,020, which is divided into 12,000,000,000 common shares (at $10 par value per share), which are issued and outstanding 9,667,845,093 shares, and 2 preferred shares (at $10 par value per share), which are issued and approved by the board of directors on March 28, 2006, and the MOTC purchased 2 preferred shares at par value on April 4, 2006.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of the company, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. As of September 30, 2006, the MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of December 31, 2006, the outstanding ADSs were 307,399 thousand units, which equaled approximately 3,073,988 thousand common shares and represented 31.8% of the Company’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares with par value within three years from the date of their issuance.

Under the ROC Company Law, capital surplus can only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus and donations can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus in the following years after privatization; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration in the following years after privatization. During the year of privatization, the distributable earnings for the aforementioned (a) and (b) are limited to the earnings generated after privatization. The remaining distributable earnings can be distributed to the shareholders based on the resolution of shareholders’ meeting; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Telecommunications service is a Taiwan’s capital-intensive industry and the Company requires capital expenditures to sustain its competitive position in high-growth market. Thus, the Company’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2005 earnings of the Company have been approved and resolved by the stockholders on May 30, 2006 as follows:

	Appropriation and Distribution
	Amount	Dividend Per Share
Legal reserve	$4,765,288	$—
Cash dividends	40,659,617	4.3
Stock dividends	1,891,145	0.2
Employee bonus - cash	230,057	—
Employee bonus - stock	230,057	—
Remuneration to board of directors and supervisors	15,337	—

	$47,791,501	$4.5

The appropriation and distributions of the 2004 earnings of the Company have been approved and resolved by the stockholders on June 21, 2005, for special reserve of $4,243 thousand, 10% legal reserve of $4,987,031 thousand and cash dividends of $45,344,307 thousand ($4.7 per share). After examination by the MOA, 10% legal reserve was decreased $701 thousand, from $4,987,031 thousand to $4,986,330 thousand. The appropriation and distributions adjustments have been recorded retroactively as of December 31, 2004 in accordance with the applicable government regulations (See Note 4).

The appropriation of earnings in 2005 approved by the stockholders in their meeting was as follows:

	Actual Distribution Approved by Stockholders	Proposed Distribution Approved by Board of Directors	Difference
Appropriation of earnings
Employee bonus - cash	$230,057	$230,057	—
Employee bonus - stock	230,057	230,057	—
Remuneration to board of directors and supervisors	15,337	15,337	—
Earnings per share
Basic earnings per share	4.94	4.94	—
Imputed earnings per share	4.89	4.89	—

The appropriation of the Company’s 2006 earnings had not been proposed by the board of directors as of March 13, 2007, the independent auditors’ report date. Information on the appropriation of 2006 earnings proposed by the board of directors and resolved by the shareholders can be accessed through the Market Observation Post System on the Taiwan Stock Exchange Corporation’s website.

Under the Integrated Income Tax System that became effective on July 1, 1998, non-corporate stockholders are allowed a tax credit for the income tax paid by the Company on earnings generated in 1999 and onwards. An Imputation Credit Account (“ICA”) is maintained by the Company for such income tax and the tax credit is allocated to each stockholder.

21.	TREASURY STOCK (COMMON STOCK IN THOUSANDS OF SHARES)

	Years Ended December 31
	2006	2005
As of January 1, 2006	—	—
Increase	192,000	—
Decrease	192,000	—

As of December 31, 2006	—	—

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of the Company’s stock issued. The total amount of the shares bought back shall not be more than the amount of retained earnings, premium on capital stock and realized capital reserve.

The shares bought back by the Company in accordance with Securities and Exchange Law of the ROC shall not be pledged. Before transfer, the shareholder’s rights shall not be enjoyed.

In order to maintain its credit and shareholders’ equity by repurchasing treasury stock 192,000 thousand shares, from February 10, 2006 to April 7, 2006, for $11,392,333 thousand. On June 30, 2006, the company cancelled the treasury stock by reducing common stock of $1,920,000 thousand, capital surplus of $4,269,368 thousand and retained earnings of $5,202,965 thousand.

22.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2006
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$13,268,739	$8,385,674	$21,654,413
Insurance	702,827	453,414	1,156,241
Pension	1,923,560	1,256,036	3,179,596
Other compensation	8,072,628	5,091,557	13,164,185

	23,967,754	15,186,681	39,154,435
Depreciation expense	37,865,973	2,204,647	40,070,620
Amortization expense	857,851	102,643	960,494

	$62,691,578	$17,493,971	$80,185,549

	Year Ended December 31, 2005
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$15,058,999	$9,183,602	$24,242,601
Insurance	672,367	428,995	1,101,362
Pension	1,288,393	829,690	2,118,083
Other compensation	6,671,240	4,036,292	10,707,532

	23,690,999	14,478,579	38,169,578
Depreciation expense	38,606,346	2,263,831	40,870,177
Amortization expense	577,544	109,837	687,381

	$62,874,889	$16,852,247	$79,727,136

23.	INCOME TAX

The Income Basic Tax Act (the “IBT Act”), which took effect on January 1, 2006, requires that the income basic tax should be 10% of the sum of the taxable income as calculated in accordance with the Income Tax Act plus tax benefit regulated by the Income Tax Act or other laws. The tax payable of the current year would be the higher of the income basic tax and income tax payable calculated in accordance with the Income Tax Act. The Group has considered the impact of the IBT Act in the determination of the current year’s income tax expense.

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax payable shown in the statements of income is as follows:

	Years Ended December 31
	2006	2005
Income tax expense computed at statutory income tax rate of 25% to income before income tax	$14,390,404	$14,900,703
Add (deduct) tax effects of:
Permanent differences	(359,307)	(38,069)
Temporary differences	(1,298,563)	(10,887,822)
Additional tax at 10% on undistributed earnings	182	—
Investment tax credits	(3,092,983)	(1,987,406)
Loss carryforward	21,979	—

Income tax payable	$9,661,712	$1,987,406

b.	Income tax expense consisted of the following:

	Years Ended December 31
	2006	2005
Income tax payable	$9,661,712	$1,987,406
Income tax - separated	135,631	84,615
Income tax - deferred	2,845,672	9,882,696
Adjustments of prior years’ income tax	108,410	(4,750)
Other	582	—

	$12,752,007	$11,949,967

The balance of income tax payable as of December 31, 2006 was shown net of prepaid income tax. Tax refund receivable as of December 31, 2005 was shown net of income tax payable (classified as other current monetary assets). The balance of income tax payable as of December 31, 2005 was derived from the adjustment of the government agencies in examining the accounts for the year ended December 31, 2004.

c.	Net deferred income tax assets (liabilities) consisted of the following:

	December 31
	2006	2005
Current
Deferred income tax assets:
Provision for doubtful accounts	$221,523	$233,638
Unrealized foreign exchange loss	39,361	—
Accrued pension cost	—	1,772,248
Investment tax credits	—	553,924
Loss carryforward	38,881	—
Other	17,879	48,931

	317,644	2,608,741
Valuation allowance	(261,080)	(233,638)

	56,564	2,375,103
Deferred income tax liability:
Unrealized foreign exchange gain	—	(53,704)

Net deferred income tax assets	$56,564	$2,321,399

Noncurrent
Deferred income tax assets
Accrued pension cost	$429,500	$—
Loss carryforward	98,059	—
Losses on impairment	88,501	85,866
Other	11,507	—

	627,567	85,866
Valuation allowance	(70,382)	—

	$557,185	$85,866

d.	As of December 31, 2006, CHIEF’s loss carryforward consisted of the following:

Regulation	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year
Loss carryforward	$38,881	$38,881	2007
Loss carryforward	28,261	28,261	2008
Loss carryforward	22,427	22,427	2009
Loss carryforward	25,392	25,392	2010
Loss carryforward	21,979	21,979	2011

	$136,940	$136,940

e.	The related information under the Integrated Income Tax System is as follows:

	December 31
	2006	2005
Balance of Imputation Credit Account (“ICA”)
Chunghwa	$1,116,033	$2,115,000

CHIEF	$10,435	$—

The estimated ICA rate for the 2006 earnings as of December 31, 2006 and the actual ICA rate for the 2005 earnings were 24.51% and 6.97%, respectively. The credit of the Company available for allocation to the stockholders is calculated on the basis of the balance of ICA on the date of distribution of dividends. Accordingly, the estimated rate as of December 31, 2006 may differ from the actual rate determined based on the balance of the ICA on the dividend distribution date.

f.	Undistributed earnings information

As of December 31, 2006, the Company’s undistributed earnings generated in June 30, 1998 and onward was zero.

As of December 31, 2006, there were no earnings of CHIEF available for distributed.

Income tax returns of the Group through the year ended December 31, 2004 have been examined by the ROC tax authorities.

24.	BASIC NET INCOME PER SHARE

	Amount (Numerator)		Shares (Denominator) (Thousands)	Net Income Per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
Year ended December 31, 2006

Consolidated net income	$57,630,073	$44,891,337	9,704,136

Basic net income per share				$5.94	$4.63

Year ended December 31, 2005

Net income	$59,602,851	$47,652,884

Basic net income per share			9,859,845	$6.05	$4.83

The impact of stock dividends was considered in calculating basic net income per share for 2005. The basic EPS before income tax and the basic EPS after income tax in 2005 are restated from $6.18 to $6.05 and from $4.94 to $4.83, respectively.

25.	PENSION PLAN

The Company had different pension plans for its employees depending on their classifications before privatization. In general, the employees’ pension entitlement was based on MOTC regulations, Labor Law and/or the private pension plan of the Company.

Before privatization, the funding of the pension plan for employees classified as staff was based on the budget approved by the Legislative Yuan and a supplementary budget approved by the Executive Yuan. The staff pension fund was administered by a pension fund committee and deposited in its name in a commercial bank. The pension plan for employees classified as workers is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China Company.

The Company completed privatization plans on August 12, 2005. The Company is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises (the “Privatization Fund”). After paying all pension obligations for privatization, the plan assets of the Company should be transferred to the Fund for Privatization of Government-owned Enterprises under the Executive Yuan. However, according to the instructions of MOTC, the Company would, on behalf of the MOTC pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization. As of December 31, 2006, the remaining balance of funds to be disbursed to employees has totally transferred to Privatization Fund. On March 27, 2006 and August 7, 2006, the Company transferred $5,088,879 thousand and the remaining balance of $542,579 thousand, respectively, from the pension plan to the Privatization Fund.

The Labor Pension Act of ROC is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act or continue to remain to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage. The Company, CHIEF and Unigate contribute 6% of each employee’s monthly salary per month beginning July 1, 2005.

After privatization, the Company’s pension plan in accordance with the Labor Standards Law is considered as a defined benefit plan. The payments of pension are subject to the service periods and average salaries of six months of employees prior to retirement. The pension assets of the Group is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China Company.

Pension costs of the Company, CHIEF and Unigate amounted to $3,324,019 thousand ($3,256,681 thousand subject to defined benefit plan and $67,338 thousand subject to defined contribution plan) and $2,300,790 thousand ($2,285,275 thousand subject to defined benefit plan and $15,515 thousand subject to defined contributed plan) for the years ended December 31, 2006 and 2005, respectively.

Pension information of the Company and CHIEF of the defined benefit plan is summarized as follows:

a.	Components of net periodic pension cost for the year

	2006	2005 (After Privatization)
Service costs	$3,072,678	$1,191,790
Interest costs	58,697	—
Projected return on plan assets	(65,867)	(14,253)
Amortization	46,748	—
Effect of curtailment or settlement	144,425	—

	$3,256,681	$1,177,537

b.	Reconciliation between the fund status and accrued pension cost (prepaid pension cost), vested benefit, actuarial assumptions and contributions and payments of the fund is summarized as follows:

1) Reconciliation between the fund status and accrued pension cost is summarized as follows:

	Years Ended December 31
	2006	2005
Benefit obligation
Vested benefit obligation	$(2,308,643)	$(995,410)
Non-vested benefit obligation	(1,535,267)	(406,068)

Accumulated benefit obligation	(3,843,910)	(1,401,478)
Additional benefit obligation	(689,587)	(281,909)

Projected benefit obligation	(4,533,497)	(1,683,387)
Fair values of plan assets	2,921,811	1,637,730

Funded status	(1,611,686)	(45,657)
Unrecognized net transition obligation	7,844	—
Actuarial gain or loss	(9,448)	—
Unrecognized net loss	349,867	503,709

(Accrued pension liabilities) prepaid pension cost (recognized as other current assets)	$(1,263,423)	$458,052

2) Vested benefit	$3,174,285	$1,226,327

3) Actuarial assumptions
Chunghwa
Discount rate used in determining present value	2.00%	2.25%
Rate of compensation increase	1.50%	2.00%
Rate of return on plan assets	3.00%	3.00%

CHIEF
Discount rate used in determining present value	2.75%	—
Rate of compensation increase	3.00%	—
Rate of return on plan assets	2.75%	—

4) Contributions and payments of the Fund

	December 31
	2006	2005
Chunghwa
Contributions	$1,543,744	$585,560

Payments	$6,869	$9,918

CHIEF
Contributions	$710	$—

Payments	$—	$—

26.	TRANSACTIONS WITH RELATED PARTIES

As the Company was a state-owned enterprise, the ROC Government is one of the Company’s customers. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures would be incurred as a result of the privatization being completed.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Ltd. (“TISE”)	Equity investee
Chunghwa System Integration Co., Ltd. (“CSI”)	Subsidiary of CHI
Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of CHI
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary of CHI
Tai Zhong He	Former chairman of CHIEF (resigned on September 6, 2006); as a current member of the board of directors of CHIEF.

b.	Significant transactions with the above related parties are summarized as follows:

	December 31
	2006		2005
	Amount	%	Amount	%
1) Receivables
Trade notes and accounts receivable
CHTG	$43,999	—	$49,436	—
CHPT	—	—	20,724	—

	$43,999	—	$70,160	—

2) Payables

Trade notes and accounts payable
TISE	$202,205	2	$41,058	—
CSI	191,662	2	54,832	1
CHTG	18,211	—	27,718	—

	$412,078	4	$123,608	1

Accrued expenses
TISE	$92,156	—	$48,852	—
CHTG	18,632	—	11,119	—
CSI	1,517	—	26,567	—

	$112,305	—	$86,538	—

	December 31
	2006		2005
	Amount	%	Amount	%
Payable to construction supplier (included in “other current liabilities”)
TISE	$345,246	3	$318,653	2
CSI	13,331	—	22,227	—

	$358,577	3	$340,880	2

Other payables
Tai Zhong He	$20,056	—	$—	—

In 2005, CHIEF agreed to provide compensation to Tai Zhong He for assets that were pledged as collateral in connection with a financing arrangement during the period from 2002 to 2005. According to the number of days for which the pledged assets were used by CHIEF and an annual interest rate not to exceed 5%, the compensation is calculated to be a total amount of NT$20,056 thousand as of December 31, 2006.

	Years Ended December 31
	2006		2005
	Amount	%	Amount	%
3) Revenues
CHTG	$95,127	—	$101,086	—
CHPT	13,774	—	24,492	—

	$108,901	—	$125,578	—

4) Operating costs and expenses

TISE	$374,209	—	$135,268	—
CSI	306,075	—	89,137	—
CHTG	101,059	—	80,360	—

	$781,343	—	$304,765	—

5) Acquisition of properties
TISE	$920,236	3	$477,988	2
CSI	283,309	1	315,830	1
CHTG	864	—	12,992	—

	$1,204,409	4	$806,810	3

The foregoing terms were conducted as arm’s length transactions except for other payable to Tai, Zhong-He.

27.	PLEDGED ASSETS

The assets had been pledged as collaterals for contract security deposits and short-term bank loans by CHIEF.

28.	COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2006, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of buildings of $1,575,422 thousand.

b.	Acquisitions of telecommunications equipment of $15,479,152 thousand.

c.	Unused letters of credit of approximately $1,364,451 thousand.

d.	Contract to print billing, envelopes and telephone directories of approximately $346,414 thousand.

e.	The Group also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

Year	Rental Amount
2007	$1,233,801
2008	869,720
2009	610,670
2010	276,119
2011 and thereafter	131,184

f.	A commitment to contribute $2,500,000 thousand to a Fixed-Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which $1,000,000 thousand has been contributed by the Company on June 30, 1995. If the balance of the Fixed-Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and the contribution amounts from each party.

g.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996. When the fund is not sufficient, the Company will contribute the remaining $1,000,000 thousand after getting the notification from the Taipei City Government.

h.	A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to the Company to reimburse Taiwan Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of the Company’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District Court. As of March 13, 2007, the case is still in the procedure of the first instance at the Taiwan Taipei District Court.

29.	SUBSEQUENT EVENTS

The Company has acquired 31.5% shares of SENAO International Co., Ltd. (“SENAO”) amounted 70,373 thousand common shares by public tender on January 8, 2007, for purchase price of $15.1 each share, totally $1,062,632 thousand. SENAO engages in communication machine sales and software service.

30.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments were as follows:

	December 31
	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$70,672,974	$70,672,974	$41,890,668	$41,890,668
Financial assets at fair value through profit or loss - current	59,119	59,119	35,000	34,986
Available-for-sale financial assets	6,950,716	6,950,716	14,067,017	14,136,195
Trade notes and accounts receivable, net	12,630,304	12,630,304	12,839,005	12,839,005
Other current monetary assets	5,965,595	5,965,595	5,706,740	5,706,740
Financial assets at fair value through profit or loss - noncurrent	—	—	500,000	481,410
Investments accounted for using equity method	1,751,570	1,907,144	1,524,938	1,763,711
Financial assets carried at cost	1,944,730	1,944,730	1,866,280	1,866,280
Other noncurrent monetary assets	2,000,000	2,000,000	2,000,000	2,000,000
Refundable deposits	1,545,800	1,545,800	1,577,167	1,577,167
Liabilities
Short-term loans	126,000	126,000	—	—
Financial liabilities at fair value through profit or loss	24,844	24,844	—	—
Trade notes and accounts payable	9,906,012	9,906,012	10,332,306	10,332,306
Accrued expenses	18,948,844	18,948,844	15,526,947	15,526,947
Current portion of long-term loans	322,917	322,917	200,000	200,000
Long-term loans	—	—	300,000	300,000
Customers’ deposits	6,654,161	6,654,161	7,391,902	7,391,902

On January 1, 2006, the Group adopted the newly released Statements of Financial Accounting Standards No. 34, “Accounting for Financial Instruments” (“SFAS No. 34”), and the related information refers to the Note 3 to the financial statements.

b.	Methods and assumptions used in the determination of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in notes 2, 3, and 4 below.

2)	If the financial assets/liabilities at fair value through profit or loss and the available-for-sale financial assets have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the available-for-sale financial assets are not immediately available, they must be calculated using standard valuation models on the basis of current market parameters. The Group adopt fair value of accounting for estimates and assumptions for derivatives; these estimates and assumptions are used consistently by the investors in the market and can be obtained by the Group.

3)	Long-term investments are based on the net asset values of the investments in unconsolidated companies, if quoted market prices are not available.

4)	The fair value of long-term loans (including current portion) is discounted value based on projected cash flow. The projected cash flows were discounted using the maturity dates of long-term loans.

c.	Fair value of financial instruments were as follow:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	December 31		December 31
	2006	2005	2006	2005
Assets

Financial assets at fair value through profit or loss - current	$59,119	$34,986	$—	$—
Available-for-sale financial assets	6,950,716	14,136,195	—	—
Financial assets at fair value through profit or loss - noncurrent	—	—	—	481,410
Liabilities

Financial liabilities at fair value through profit or loss	24,844	—	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to fair value risk and cash flow risk.

The fluctuations of market price would result in the index future contracts exposed to fair value risk and cash flow risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Group would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Group if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions and business organizations. Management believes that the Group’s exposure to default by those parties is low.

3)	Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the cash flow risk is low.

The financial instruments of the Group categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

31.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company and its investees:

a.	Financing provided: Please see Table 1.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: Please see Table 5.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: None.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: None.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 6.

j.	Financial transaction: Please see Notes 6 and 30.

k.	Investment in Mainland China: None.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 8.

32.	SEGMENT INFORMATION

a.	Industry

The financial information of the Group by industry: Please see Table 7.

b.	Geographic

As of December 31, 2006, the Group had established a foreign operation in Hong Kong, but not on operating stage yet.

c.	Foreign revenue

The foreign revenue of the Group is less than 10% of total sales.

d.	Major customers

No single customer accounts for the Group more than 10% of total revenues.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

FINANCING PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars)

No.	Financing Name	Counter-party	Financial Statement Account	Maximum Balance for the Period	Ending Balance		Interest Rate	Type of Financing	Transaction Amounts	Reasons for Short-term Financing	Allowance for Doubtful Accounts	Collateral		Financing Limit for Each Borrowing Company		Financing Company’s Financing Amount Limits
												Item	Value
1	CHIEF Telecom	CHIEF Telecom (Hong Kong) Limited	Other receivable - related party	$879	$	— (Note 1)	—	Necessary for short-term financing.	$—	For revolving fund	$—	—	$—	$	— (Note 3)	$274,069 (Note 4)
2	Unigate Telecom Inc.	CHIEF Telecom	Other receivable - related party	9,877		— (Note 2)	4%	Necessary for short-term financing.	—	For revolving fund	—	—	—		813,696 (Note 3)	274,069 (Note 4)

Note 1:	CHIEF Telecom receive the payment on October 27, 2006.

Note 2:	CHIEF Telecom repaid the payment on October 20, 2006.

Note 3:	According to CHIEF Telecom’s “Operational Procedures for Loaning Funds to Others”, the amount shall not exceed 2.5 times of the lender’s net worth.

Note 4:	According to CHIEF Telecom’s “Operational Procedures for Loaning Funds to Others”, the amount shall not exceed 50% of CHIEF Telecom’s paid-up capital.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)			Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Common stock
		Chunghwa Investment Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	98,000		$974,805		49		$974,805	Note 1
		Taiwan International Standard Electronics	Equity-accounted investee	Investments accounted for using equity method	1,760		609,004		40		780,282	Note 1
		Spring House Entertainment Inc.	Equity-accounted investee	Investments accounted for using equity method	2,016		17,761		30		2,027	Note 1
		CHIEF Telecom	Subsidiary	Investments accounted for using equity method	38,370		273,411 (Note 8)		70		227,837	Note 1
		New Prospect Investments Holdings Ltd. (B.V.I)	Subsidiary	Investments accounted for using equity method	—	US$	— (1)		100	US$	— (1)	Note 3
		Prime Asia Investments Group Ltd. (B.V.I)	Subsidiary	Investments accounted for using equity method	—	US$	— (1 (Note 8	) )	100	US$	— (1)	Note 3
.		Chunghwa International Yellow Pages Co., Ltd	Subsidiary	Prepayment for long-term investment	15,000		150,000		100		150,000	Note 7
		Taipei Financial Center	—	Financial assets carried at cost	288,211		1,789,530		12		1,577,472	Note 2
		RPTI International	—	Financial assets carried at cost	9,234		71,500		12		108,804	Note 2
		iD Branding Ventures	—	Financial assets carried at cost	7,500		75,000		8		74,856	Note 2
		Siemens Telecommunication Systems	—	Financial assets carried at cost	75		5,250		15		218,250	Note 2
		Formosa Chemicals & Fiber Corporation	—	Available-for-sale financial assets	90		4,548		—		4,905	Note 5
		Fu Sheng Group	—	Available-for-sale financial assets	240		7,201		—		7,656	Note 5
		Oriental Union Chemical Corporation	—	Available-for-sale financial assets	320		6,521		—		6,976	Note 5
		China Motor Corporation	—	Available-for-sale financial assets	417		12,149		—		12,512	Note 5
		Lite-On Technology Corporation	—	Available-for-sale financial assets	150		5,994		—		6,608	Note 5
		D-Link Corporation	—	Available-for-sale financial assets	258		8,216		—		11,025	Note 5
		Realtek Semiconductor Corp.	—	Available-for-sale financial assets	21		668		—		1,178	Note 5
		Sinoking Technology Development Ltd.	—	Available-for-sale financial assets	250		7,351		—		7,738	Note 5
		ZyXEL Communications Corp.	—	Available-for-sale financial assets	268		10,742		—		10,880	Note 5
		Sunplus Innovation Technology Inc.	—	Available-for-sale financial assets	160		5,160		—		6,360	Note 5
		Taiwan Life Insurance	—	Available-for-sale financial assets	142		5,587		—		6,234	Note 5
		Lite-On IT Corporation	—	Available-for-sale financial assets	350		9,429		—		10,938	Note 5
		Norm Pacific Automation Corp.	—	Available-for-sale financial assets	130		3,739		—		4,290	Note 5

		Stock
		Acerinox Sa EUR0.25	—	Available-for-sale financial assets	10		7,014		—		9,683	Note 5
		Agf - Assur Gen De France	—	Available-for-sale financial assets	2		7,156		—		8,071	Note 5
		Air France-Klm EUR8.50	—	Available-for-sale financial assets	7		6,943		—		9,404	Note 5
		Alleanza Assicurazioni EUR 0.5	—	Available-for-sale financial assets	18		6,834		—		7,709	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Allianz Se-Reg Cmzb 10 1/2 05/31/07	—	Available-for-sale financial assets	1	$6,899	—	$7,979	Note 5
		Alstom	—	Available-for-sale financial assets	2	6,884	—	8,588	Note 5
		Anglo Irish Bank Corp Plc EUR0.16	—	Available-for-sale financial assets	13	6,996	—	8,510	Note 5
		Asml Holding Nv Ord	—	Available-for-sale financial assets	9	6,839	—	7,276	Note 5
		Assicurazioni Generali EUR1	—	Available-for-sale financial assets	6	6,848	—	7,904	Note 5
		Banco Popolare Di Verona E N EUR3.6	—	Available-for-sale financial assets	7	6,769	—	6,950	Note 5
		Banco Santander Central Hisp EUR0.50	—	Available-for-sale financial assets	13	6,835	—	8,019	Note 5
		Bnp Paribas Ord Shs	—	Available-for-sale financial assets	2	6,930	—	6,901	Note 5
		Continental Ag Ord Npv	—	Available-for-sale financial assets	2	6,869	—	6,845	Note 5
		Credit Agricole Sa EUR3	—	Available-for-sale financial assets	5	6,865	—	6,445	Note 5
		Crh Plc Ord EUR0.32	—	Available-for-sale financial assets	6	6,912	—	8,284	Note 5
		Enel	—	Available-for-sale financial assets	23	6,799	—	7,636	Note 5
		Eni Spa EUR1	—	Available-for-sale financial assets	7	6,766	—	7,733	Note 5
		Fomento De Construc Y Contra	—	Available-for-sale financial assets	2	6,988	—	8,222	Note 5
		Fugro Nv-Cva EUR0.05	—	Available-for-sale financial assets	5	6,643	—	7,829	Note 5
		Heineken Nv Ord Nr	—	Available-for-sale financial assets	5	6,789	—	7,090	Note 5
		Inbev Nv Npv	—	Available-for-sale financial assets	4	6,789	—	8,134	Note 5
		Inditex Reg Shs	—	Available-for-sale financial assets	4	6,827	—	7,873	Note 5
		Kon Kpv Nv Shs	—	Available-for-sale financial assets	16	6,795	—	7,516	Note 5
		L’oreal EUR0.20	—	Available-for-sale financial assets	2	6,874	—	6,741	Note 5
		M.A.N Ag Ord	—	Available-for-sale financial assets	2	6,266	—	6,495	Note 5
		Muenchener Rueckver Ag-Reg Npv (Regd)	—	Available-for-sale financial assets	1	6,806	—	7,290	Note 5
		Neopost Sa EUR1	—	Available-for-sale financial assets	2	7,147	—	7,103	Note 5
		Randstad Holding Nv EUR0.10	—	Available-for-sale financial assets	3	7,042	—	7,504	Note 5
		Royal Dutch Shell Plc-A Shs ‘A’shs EUR0.07	—	Available-for-sale financial assets	6	6,727	—	7,316	Note 5
		Ryanair Holdings Plc Ord EUR0.0127	—	Available-for-sale financial assets	17	7,007	—	7,575	Note 5
		Saipem EUR1	—	Available-for-sale financial assets	10	6,681	—	8,331	Note 5
		Sbm Offshore Nv EUR0.25 (Post Subdivision)	—	Available-for-sale financial assets	8	6,797	—	8,671	Note 5
		Schneider Electric Sa EUR8	—	Available-for-sale financial assets	2	6,852	—	6,657	Note 5
		Societe Generale EUR1.25	—	Available-for-sale financial assets	1	6,937	—	7,342	Note 5
		Solvay Sa Npv Npv	—	Available-for-sale financial assets	2	6,708	—	7,632	Note 5
		Telekom Austria Ag Ord Shs	—	Available-for-sale financial assets	9	7,061	—	7,818	Note 5
		Thyssenkrupp Ag Npv Npv	—	Available-for-sale financial assets	6	6,788	—	9,567	Note 5
		Umicore Act	—	Available-for-sale financial assets	1	6,780	—	7,819	Note 5
		Vallourec EUR4 (Post Subdivision)	—	Available-for-sale financial assets	1	6,659	—	8,445	Note 5
		Vinci Sa EUR5	—	Available-for-sale financial assets	2	6,812	—	7,792	Note 5
		Aegis Group Plc Gbp0.05	—	Available-for-sale financial assets	58	4,847	—	5,214	Note 5
		Aggreko Plc Ord	—	Available-for-sale financial assets	21	4,805	—	5,920	Note 5
		Anglo American Plc Ord USD0.50	—	Available-for-sale financial assets	3	4,745	—	5,014	Note 5
		Arm Holdings Plc Ord GBP0.0005	—	Available-for-sale financial assets	65	4,728	—	5,201	Note 5
		Astrazeneca Plc Ord USD0.25	—	Available-for-sale financial assets	2	4,811	—	4,231	Note 5
		Aviva Plc Ordinary 25p Shares	—	Available-for-sale financial assets	10	4,683	—	5,141	Note 5
		Bae Systems Ord 2.5p	—	Available-for-sale financial assets	18	4,624	—	4,974	Note 5
		Balfour Beatty Plc GBP0.50	—	Available-for-sale financial assets	19	4,712	—	5,362	Note 5
		Barclays Ord GBP0.25	—	Available-for-sale financial assets	11	4,694	—	5,029	Note 5
		Barratt Developments Plc Ord	—	Available-for-sale financial assets	7	4,763	—	5,735	Note 5
		Bhp Billiton Plc US$0.50	—	Available-for-sale financial assets	7	4,693	—	4,384	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Bp Plc Ord US$0.25	—	Available-for-sale financial assets	16	$5,967	—	$5,922	Note 5
		Bt Group Ord GBP0.05	—	Available-for-sale financial assets	27	4,785	—	5,280	Note 5
		Burberry Group Plc Ord GBP0.0005	—	Available-for-sale financial assets	14	4,776	—	5,607	Note 5
		Cable & Wireless Plc Ord GBP0.25	—	Available-for-sale financial assets	52	4,714	—	5,242	Note 5
		De La Rue Ord GBP0.2777	—	Available-for-sale financial assets	12	4,750	—	5,064	Note 5
		Firstgroup Plc	—	Available-for-sale financial assets	14	4,765	—	5,243	Note 5
		Glaxosmithkline Plc Ord GBP0.25	—	Available-for-sale financial assets	3	2,697	—	2,629	Note 5
		Imi Plc Ord GBP0.25	—	Available-for-sale financial assets	14	4,721	—	4,647	Note 5
		Intercontinental Hotels Grou Ord GBP0.114285	—	Available-for-sale financial assets	8	4,713	—	6,091	Note 5
		Marks & Spencer Group Plc Ord GBP0.25	—	Available-for-sale financial assets	12	4,763	—	5,328	Note 5
		Morrison <Wm.> Supermarkets Ord GBP0.10	—	Available-for-sale financial assets	29	4,752	—	4,776	Note 5
		Reckitt Benckiser Ord GBP0.105263 Ord GBP0.105263	—	Available-for-sale financial assets	3	4,785	—	4,964	Note 5
		Royal Dutch Shell Plc-A Shs ‘A’shs EUR0.07	—	Available-for-sale financial assets	1	1,408	—	1,438	Note 5
		Scot + Sthn Energy Ord GBP0.50	—	Available-for-sale financial assets	6	4,771	—	5,713	Note 5
		Scot Power Plc Ord GBP0.42	—	Available-for-sale financial assets	12	4,717	—	5,512	Note 5
		Tate & Lyle Plc Ord GBP0.25	—	Available-for-sale financial assets	9	4,296	—	4,283	Note 5
		Vodafone Group Plc Ord USD0.11428571	—	Available-for-sale financial assets	20	1,675	—	1,794	Note 5
		Xstrata Plc Ord USD0.50	—	Available-for-sale financial assets	3	4,693	—	5,325	Note 5
		Asahi Kasei Corp Ord	—	Available-for-sale financial assets	17	3,431	—	3,629	Note 5
		Canon Inc Ord	—	Available-for-sale financial assets	2	3,334	—	3,672	Note 5
		Dainippon Ink & Chemicals	—	Available-for-sale financial assets	28	3,440	—	3,560	Note 5
		Eisai Co Ltd	—	Available-for-sale financial assets	2	3,446	—	3,584	Note 5
		Elpida Memory Inc Npv	—	Available-for-sale financial assets	2	3,414	—	4,122	Note 5
		Familymart Co Ltd Familymart Co Ltd	—	Available-for-sale financial assets	4	3,256	—	3,463	Note 5
		Fanuc Ltd	—	Available-for-sale financial assets	1	3,535	—	3,854	Note 5
		Glory Ltd Npv	—	Available-for-sale financial assets	6	3,500	—	3,420	Note 5
		Hankyu Department Stores	—	Available-for-sale financial assets	13	3,410	—	3,534	Note 5
		Itochu Techno-Solutions Corp Npv	—	Available-for-sale financial assets	2	3,284	—	3,122	Note 5
		Kawasaki Kisen Kaisha Ltd Npv	—	Available-for-sale financial assets	16	3,562	—	4,082	Note 5
		Konica Corp Shs	—	Available-for-sale financial assets	7	3,292	—	3,223	Note 5
		Kyocera Corp Ord	—	Available-for-sale financial assets	1	3,384	—	3,690	Note 5
		Mitsubishi Corp Ord	—	Available-for-sale financial assets	6	3,407	—	3,683	Note 5
		Mitsubishi Ufj Financial Gro Npv	—	Available-for-sale financial assets	—	3,441	—	3,625	Note 5
		Mitsui Fudosan Co Ltd	—	Available-for-sale financial assets	5	3,633	—	3,980	Note 5
		Nichirei Corp Npv	—	Available-for-sale financial assets	19	3,488	—	3,473	Note 5
		Nikon Corp	—	Available-for-sale financial assets	5	3,268	—	3,576	Note 5
		Nintendo Corp Ltd	—	Available-for-sale financial assets	1	3,670	—	4,234	Note 5
		Nippon Electric Glass Co Ltd	—	Available-for-sale financial assets	5	3,465	—	3,425	Note 5
		Nippon Mining Holdings Inc Npv	—	Available-for-sale financial assets	16	3,477	—	3,636	Note 5
		Nippon Steel Corp	—	Available-for-sale financial assets	25	3,402	—	4,686	Note 5
		Nissan Motor Co Ltd	—	Available-for-sale financial assets	9	3,348	—	3,377	Note 5
		Nsk Limited	—	Available-for-sale financial assets	12	3,373	—	3,857	Note 5
		Olympus Corp Shs Jpy	—	Available-for-sale financial assets	3	3,019	—	3,075	Note 5
		Sekisui Chemical Co	—	Available-for-sale financial assets	13	3,475	—	3,381	Note 5
		Shin Etsu Chemical Co Ltd JPY50	—	Available-for-sale financial assets	2	3,288	—	3,494	Note 5
		Stanley Electric Co Ltd	—	Available-for-sale financial assets	5	3,484	—	3,529	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Sumitomo Corporation	—	Available-for-sale financial assets	8	$3,436	—	$3,904	Note 5
		Sumitomo Heavy Ind Npv	—	Available-for-sale financial assets	11	3,392	—	3,768	Note 5
		Sumitomo Metal Mining Co Ltd	—	Available-for-sale financial assets	9	3,580	—	3,766	Note 5
		Sumitomo Rubber Industries	—	Available-for-sale financial assets	9	3,491	—	3,622	Note 5
		Sumitomo Trust & Banking Co Npv	—	Available-for-sale financial assets	10	3,224	—	3,420	Note 5
		Taiheiyo Cement Corporation	—	Available-for-sale financial assets	27	3,347	—	3,448	Note 5
		Taiyo Yuden Co Ltd	—	Available-for-sale financial assets	7	3,690	—	4,028	Note 5
		Teijin Ltd Com	—	Available-for-sale financial assets	17	3,345	—	3,415	Note 5
		Terumo Corporation	—	Available-for-sale financial assets	3	3,362	—	3,334	Note 5
		Tokyo Electron Ltd Shs	—	Available-for-sale financial assets	1	3,511	—	3,599	Note 5
		Toto Limited Ord	—	Available-for-sale financial assets	11	3,457	—	3,593	Note 5
		Toyota Mtr Com	—	Available-for-sale financial assets	2	3,245	—	3,708	Note 5
		Abbott Laboratories Com Npv	—	Available-for-sale financial assets	4	5,380	—	5,559	Note 5
		Allstate Corp Com	—	Available-for-sale financial assets	3	5,453	—	5,641	Note 5
		American International Group Com USD2.50	—	Available-for-sale financial assets	2	5,470	—	5,837	Note 5
		Archer Daniels Midland Com	—	Available-for-sale financial assets	5	5,439	—	4,691	Note 5
		Baker Hughes Inc Com	—	Available-for-sale financial assets	3	5,590	—	6,140	Note 5
		Bear Stearns Companies Inc Com USD1	—	Available-for-sale financial assets	1	5,490	—	6,049	Note 5
		Becton Dickinson & Co Com	—	Available-for-sale financial assets	2	5,710	—	5,586	Note 5
		Bmc Software Inc Com	—	Available-for-sale financial assets	5	5,576	—	5,579	Note 5
		Caremark Rx Inc Com	—	Available-for-sale financial assets	3	5,566	—	5,618	Note 5
		Carnival Corp Com USD0.01 Paired Stock	—	Available-for-sale financial assets	4	5,492	—	5,617	Note 5
		Chevrontexaco Corp Com	—	Available-for-sale financial assets	3	5,499	—	6,347	Note 5
		Citrix Systems Inc Com Stk USD0.001	—	Available-for-sale financial assets	5	5,570	—	4,356	Note 5
		Cooper Inds Ltd Cl A	—	Available-for-sale financial assets	2	5,525	—	5,766	Note 5
		Csx Corp Com	—	Available-for-sale financial assets	5	5,521	—	5,630	Note 5
		Emerson Electric Co Com	—	Available-for-sale financial assets	4	5,480	—	5,700	Note 5
		Freeport-Mcmoran Coppe Cl B	—	Available-for-sale financial assets	3	5,383	—	6,116	Note 5
		General Mills Inc General Mills Inc	—	Available-for-sale financial assets	3	5,467	—	5,614	Note 5
		Gilead Sciences Inc Com	—	Available-for-sale financial assets	3	5,633	—	5,687	Note 5
		Goldman Sachs Group In Com	—	Available-for-sale financial assets	1	5,508	—	6,219	Note 5
		Google Inc-Cl A Cl A	—	Available-for-sale financial assets	—	5,597	—	6,199	Note 5
		Heinz H J Co Com	—	Available-for-sale financial assets	4	5,488	—	5,880	Note 5
		Hilton Hotels Corp Com	—	Available-for-sale financial assets	6	5,458	—	6,852	Note 5
		Intl Game Tech Com USD0.000625	—	Available-for-sale financial assets	4	5,516	—	6,090	Note 5
		Intuit Com	—	Available-for-sale financial assets	5	5,674	—	5,049	Note 5
		Johnson & Johnson Com	—	Available-for-sale financial assets	2	4,883	—	4,887	Note 5
		Kohls Corp Com	—	Available-for-sale financial assets	2	5,563	—	5,505	Note 5
		Lehman Bros Hldgs Inc Com	—	Available-for-sale financial assets	2	5,465	—	5,617	Note 5
		Limited Brands Com	—	Available-for-sale financial assets	6	5,500	—	5,686	Note 5
		Lockheed Martin Corp Com	—	Available-for-sale financial assets	2	5,500	—	5,762	Note 5
		Marriott International-Cl A Com USD0.01 Class ‘A’	—	Available-for-sale financial assets	4	5,535	—	6,465	Note 5
		Mcdonald’s Corp Com USD0.01	—	Available-for-sale financial assets	4	5,477	—	6,069	Note 5
		Metlife Inc Com	—	Available-for-sale financial assets	3	5,541	—	5,701	Note 5
		Molex Inc Com USD0.05	—	Available-for-sale financial assets	4	5,462	—	4,442	Note 5
		Newell Rubbermaid Inc Com	—	Available-for-sale financial assets	6	5,467	—	5,433	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Nordstrom Inc Com	—	Available-for-sale financial assets	4	$5,576	—	$6,087	Note 5
		Novellus Sys Inc Com	—	Available-for-sale financial assets	6	5,621	—	6,792	Note 5
		Nucor Corp Com Stk USD0.40	—	Available-for-sale financial assets	3	5,478	—	6,142	Note 5
		Office Depot Inc Com	—	Available-for-sale financial assets	4	5,479	—	5,121	Note 5
		Omnicom Group Inc Com	—	Available-for-sale financial assets	1	4,903	—	5,023	Note 5
		Oracle Corp Com	—	Available-for-sale financial assets	9	5,524	—	5,202	Note 5
		Pactiv Corp Com	—	Available-for-sale financial assets	6	5,500	—	6,839	Note 5
		Principal Financial Group Com USD0.01	—	Available-for-sale financial assets	3	5,475	—	5,897	Note 5
		Quest Diagnostics Inc Com USD0.01	—	Available-for-sale financial assets	3	5,460	—	5,758	Note 5
		Robert Half Intl Inc Com	—	Available-for-sale financial assets	5	5,844	—	5,956	Note 5
		Rockwell Collins Com	—	Available-for-sale financial assets	3	5,527	—	6,177	Note 5
		Schlumberger Ltd Com USD0.01	—	Available-for-sale financial assets	3	5,505	—	5,882	Note 5
		United States Steel Corp Com	—	Available-for-sale financial assets	3	5,522	—	7,217	Note 5
		V F Corp Com	—	Available-for-sale financial assets	2	5,440	—	5,964	Note 5
		Waste Mgmt Inc Del Com	—	Available-for-sale financial assets	5	5,434	—	5,468	Note 5
		Wellpoint Inc Common	—	Available-for-sale financial assets	2	5,464	—	5,530	Note 5

		Beneficiary certificates (mutual fund)	—
		Sinopia Alt-Gl Bd M/N 600$ I Gbl Bd Mkt Neutr 600 USD I	—	Available-for-sale financial assets	—	618,324	—	629,135	Note 4
		Fuh Hwa Heirloon No. 2 Balanced Fund	—	Available-for-sale financial assets	17,750	250,000	—	257,245	Note 4
		HSBC Taiwan Safe & Rich Fund	—	Available-for-sale financial assets	4,827	80,000	—	91,572	Note 4
		HSBC Global Balanced Select Fund	—	Available-for-sale financial assets	5,284	60,000	—	65,801	Note 4
		AIG Flagship Global Balanced Fund of Funds	—	Available-for-sale financial assets	4,274	50,000	—	54,487	Note 4
		ING CHB Tri-Gold Balanced Portfolio	—	Available-for-sale financial assets	8,143	100,000	—	108,062	Note 4
		Fubon Global Reit Fund	—	Available-for-sale financial assets	11,000	110,000	—	131,670	Note 4
		Jih Sun Navigation No. 1 Fund	—	Available-for-sale financial assets	5,000	50,050	—	54,050	Note 4
		HSBC Trinity Balanced Fund	—	Available-for-sale financial assets	8,000	80,000	—	86,375	Note 4
		JF (Taiwan) Pacific Balanced Fund	—	Available-for-sale financial assets	10,000	100,000	—	106,921	Note 4
		Polaris Global Reits Fund	—	Available-for-sale financial assets	16,018	200,000	—	221,848	Note 4
		JF (Taiwan) Global Balance Fund	—	Available-for-sale financial assets	13,331	150,000	—	167,070	Note 4
		JF (Taiwan) Wealth Management Fund	—	Available-for-sale financial assets	7,362	78,636	—	85,552	Note 4
		Shinkong Strategy Balanced Fund	—	Available-for-sale financial assets	18,348	199,108	—	208,235	Note 4
		Fuh-Hua Home Run Fund	—	Available-for-sale financial assets	9,977	100,000	—	101,702	Note 4
		Fuh-Hua Total Return Fund	—	Available-for-sale financial assets	9,872	100,000	—	104,936	Note 4
		Fuh-Hua Elite Angel Fund	—	Available-for-sale financial assets	947	10,000	—	10,294	Note 4
		JF (Taiwan) Balanced Fund	—	Available-for-sale financial assets	2,875	50,000	—	51,179	Note 4
		Primasia S&P Global Fixed Income Fund	—	Available-for-sale financial assets	4,673	50,000	—	50,657	Note 4
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	9,196	100,000	—	100,513	Note 4
		HSBC European Stars Fund	—	Available-for-sale financial assets	2,844	50,000	—	52,663	Note 4
		Fuh-Hwa Olympic Global Fund	—	Available-for-sale financial assets	8,993	100,000	—	100,899	Note 4
		PCA Quality-Quantity Fund	—	Available-for-sale financial assets	4,514	50,000	—	52,682	Note 4
		Capital Asset Allocation	—	Available-for-sale financial assets	7,753	100,000	—	108,951	Note 4
		Fubon No. 1 Fund	—	Available-for-sale financial assets	10,000	100,000	—	121,500	Note 4
		Cathay No. 2 REIT	—	Available-for-sale financial assets	5,000	50,000	—	57,700	Note 4
		Fiedelity Euro Bond Fund	—	Available-for-sale financial assets	695	334,593	—	349,133	Note 4
		Credit Suisse BF (Lux) Euro Bond Fund	—	Available-for-sale financial assets	16	236,233	—	255,317	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Fidelity European Highyield Fund	—	Available-for-sale financial assets	1,443	$541,806	—	$598,907	Note 4
		Parvest European Convertible Bond Fund	—	Available-for-sale financial assets	65	324,708	—	374,366	Note 4
		MFS Emerging Market Debt Fund	—	Available-for-sale financial assets	622	354,450	—	406,744	Note 4
		GAM USD Special Bond Fund	—	Available-for-sale financial assets	25	353,540	—	394,927	Note 4
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	458	172,709	—	175,823	Note 4
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	379	203,104	—	230,629	Note 4

1	CHIEF Telecom Inc.	Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	1,000	10,159 (Note 8)	100	10,159	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	10	1,373 (Note 8)	99	1,373	Note 1
		eASPNet Inc.	—	Financial assets carried at cost	1,000	—	2	—	Note 2
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374	3,450	12	6,217	Note 2
		Purple Communications Ltd.	—	Financial assets carried at cost	857	—	—	—	Note 2
		Truswell Pegasus Fund	—	Available-for-sale financial assets	6	95	—	74	Note 4

Note 1:	The net asset values of unconsolidated companies were based on audited financial statements.

Note 2:	The net asset values of unconsolidated companies were based on unaudited financial statements.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I) and Prime Asia Investments Group Ltd. (B.V.I) were incorporated in March 2006, but not on operating stage yet.

Note 4:	The net asset values of beneficiary certification (mutual fund) were based on the net asset values as of December 31, 2006.

Note 5:	Market value was based on the closing price of December 31, 2006.

Note 6:	Available-for-sale financial assets and financial assets at fair value through profit and loss were showed at their original carrying amounts without the adjustments of fair values.

Note 7:	The Company has acquired 100% shares of Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) by prepaying $150,000 thousand in December, 2006. CIYP finished registration on January 2, 2007.

Note 8:The amount are eliminated upon consolidation.	(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Beneficiary certificates (mutual fund)
		ADAM Global Bond Fund	Available-for-sale financial assets	—	—	9,286	$100,000	—	$—	9,286	$98,888	$100,000	$(1,112)	—	$—
		NITC Taiwan Bond Fund	Available-for-sale financial assets	—	—	—	—	14,385	200,000	14,385	202,532	200,000	2,532	—	—
		Prudential Financial Bond Fund	Available-for-sale financial assets	—	—	—	—	13,867	200,000	13,867	202,538	200,000	2,538	—	—
		Jih Sun Bond Fund	Available-for-sale financial assets	—	—	—	—	14,847	200,000	14,847	202,448	200,000	2,448	—	—
		INVESTCO ROC Bond Fund	Available-for-sale financial assets	—	—	45,998	675,000	—	—	45,998	679,933	675,000	4,933	—	—
		Barits Bond Fund	Available-for-sale financial assets	—	—	40,857	490,000	—	—	40,857	494,147	490,000	4,147	—	—
		FUBON Ju-I III Fund	Available-for-sale financial assets	—	—	41,413	500,000	—	—	41,413	504,046	500,000	4,046	—	—
		Fuhwa APEX Bond Fund	Available-for-sale financial assets	—	—	25,752	300,000	—	—	25,752	302,629	300,000	2,629	—	—
		Fuh-Hwa Albatross Fund	Available-for-sale financial assets	—	—	11,679	130,000	—	—	11,679	131,218	130,000	1,218	—	—
		Shinkong Chi-Shin Fund	Available-for-sale financial assets	—	—	77,829	1,100,000	—	—	77,829	1,113,221	1,100,000	13,221	—	—
		TIIM High Yield Fund	Available-for-sale financial assets	—	—	42,545	519,555	4,907	60,000	47,452	588,374	579,555	8,819	—	—
		Fuh-Hwa YouLi Fund	Available-for-sale financial assets	—	—	—	—	16,345	200,000	16,345	202,664	200,000	2,664	—	—
		MFS Emerging Market Debt Fund	Available-for-sale financial assets	—	—	351	192,600	271	161,850	—	—	—	—	622	354,450
		GAM USD Special Bond Fund	Available-for-sale financial assets	—	—	14	191,520	11	162,020	—	—	—	—	25	353,540
		Fidelity US High Yield Fund	Available-for-sale financial assets	—	—	—	—	458	172,709	—	—	—	—	458	172,709
		JF (Taiwan) First Bond Fund	Available-for-sale financial assets	—	—	72,139	1,000,000	—	—	72,139	1,013,310	1,000,000	13,310	—	—
		JF (Taiwan) Bond Fund	Available-for-sale financial assets	—	—	66,450	1,000,000	—	—	66,450	1,013,423	1,000,000	13,423	—	—
		Dresdner Bond DAM	Available-for-sale financial assets	—	—	70,008	800,000	—	—	70,008	810,886	800,000	10,886	—	—
		ABN AMRO Bond Fund	Available-for-sale financial assets	—	—	60,579	900,000	—	—	60,579	912,552	900,000	12,552	—	—
		ABN AMRO Select Bond Fund	Available-for-sale financial assets	—	—	89,476	1,000,000	—	—	89,476	1,013,726	1,000,000	13,726	—	—
		HSBC Taiwan Dragon	Available-for-sale financial assets	—	—	13,147	200,000	—	—	13,147	202,523	200,000	2,523	—	—
		NITC Bond	Available-for-sale financial assets	—	—	12,326	2,000,000	—	—	12,326	2,027,524	2,000,000	27,524	—	—
		Tasihin Lucky Fund	Available-for-sale financial assets	—	—	9,881	100,000	—	—	9,881	101,272	100,000	1,272	—	—
		Fuh-Hwa Heirloom No. 2 Balance Fund	Available-for-sale financial assets	—	—	—	—	28,051	390,000	10,301	148,452	140,000	8,452	17,750	250,000
		Capital Asset Allocation	Available-for-sale financial assets	—	—	—	—	7,753	100,000	—	—	—	—	7,753	100,000
		Polaris Global Reits Fund	Available-for-sale financial assets	—	—	10,000	100,000	21,018	252,250	15,000	171,649	152,250	19,399	16,018	200,000
		HSBC Taiwan Safe & Rich Fund	Available-for-sale financial assets	—	—	—	—	6,637	110,000	1,810	31,878	30,000	1,878	4,827	80,000
		ING CHB Tri-Gold Balanced Portfolio	Available-for-sale financial assets	—	—	—	—	8,143	100,000	—	—	—	—	8,143	100,000
		HSBC Trinity Balanced Fund	Available-for-sale financial assets	—	—	25,000	250,000	—	—	17,000	176,117	170,000	6,117	8,000	80,000
		Franklin Templeton Global Bond Fund of Funds	Available-for-sale financial assets	—	—	—	—	9,196	100,000	—	—	—	—	9,196	100,000
		SKIT Strategy Balanced Fund	Available-for-sale financial assets	—	—	9,396	100,000	13,641	150,000	4,689	52,251	50,892	1,359	18,348	199,108
		Fuh-Hwa Olympic Global Fund	Available-for-sale financial assets	—	—	—	—	8,993	100,000	—	—	—	—	8,993	100,000
		Fiedelity Euro Bond Fund	Available-for-sale financial assets	—	—	1,256	604,960	26	12,427	587	280,897	282,794	(1,897)	695	334,593
		Credit Suisse BF (Lux) Euro Bond Fund	Available-for-sale financial assets	—	—	41	601,003	—	—	25	365,907	364,770	1,137	16	236,233
		Fidelity European Highyield Fund	Available-for-sale financial assets	—	—	539	193,500	904	348,306	—	—	—	—	1,443	541,806
		Pervext European Convertible Bond Fund	Available-for-sale financial assets	—	—	—	—	65	324,708	—	—	—	—	65	324,708
		Sinopia Alt-Gl Bd M/N 600 $I Gbl Bd Mkt Neutr 600 USD I	Available-for-sale financial assets	—	—	—	—	—	618,324	—	—	—	—	—	618,324
		Fidelity Euro Balanced Fund	Available-for-sale financial assets	—	—	—	—	379	203,104	—	—	—	—	379	203,104
		Yuanta Structured Principal Protected Private Placement	Available-for-sale financial assets - noncurrent	—	—	50,000	500,000	—	—	50,000	473,666	500,000	(26,334)	—	—

Note 1:	Available-for-sale financial assets and financial assets at fair value through profit and loss are showed at their original carrying amounts without the adjustments of fair values.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Prior Transactions with Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Building	2006.2.17	$754,444	Paid	Steve Lin Architect and Associates	None	—	—	—	$—	Bidding	New office	None
	Building	2006.3.13	178,880	Paid	Taiwan Bank	None	—	—	—	—	Bidding	New office	None
	Building	2006.9.25	191,996	Paid	Joe-Team Machinery Engineering Co., Ltd., etc.	None	—	—	—	—	Bidding	Operating purpose	None

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

DISPOSAL OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Date of Disposal	Date of Obtained	Carrying Amount	Transaction Amount	Receipt Condition	Disposed Gain(Loss)	Parties Involved	Relation with the Corporation	Purpose	Reference for Price Settlement	Other Limitation
Chunghwa Telecom. Co., Ltd.	Land and building (No. 23 and 26, Jing Ping Duan, Zhong He City)	2006.12.28	Acquired from October 1965 to June 2000	$229,600	$764,436	Received	$534,836	Kindom Construction Corp.	—	Revitalized assets	According to appraisal report: Negotiated price	—

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE YEAR ENDED DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2006					Net Income (Loss) of the Investee	Recognized Gain (Loss)		Note
				December 31, 2006			December 31, 2005	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Chunghwa Investment Co., Ltd.	24F, No. 456, Hsinyi Rd., Sec. 4, Taipei	Investment		$980,000		$980,000	98,000	49		$974,805		$51,269	$25,122 (Note 1)		Equity-accounted investee

	Taiwan International Standard Electronics	No. 4, Min Sheng St., Tu-Chen Taipei Hsien	Manufacturing, selling, designing and maintaining of telecommunications systems and equipment		164,000		164,000	1,760	40		609,004		22,877	76,451 (Note 2)		Equity-accounted investee

	CHIEF Telecom	1F., No. 250, Yang Guang Street, Nei Hu District, Taipei	Network communication and engine room hiring		310,652		—	38,370	70		273,411 (Note 5)		(44,239)	(37,178 (Notes 3 and 5	) )	Subsidiary

	Spring House Entertainment Inc.	3F-3, NO.3-2, Li Yuan District, San Zhong, Nan Gang District Street, Taipei	Network content manufacture broadcasts and information software		22,409		—	2,016	30		17,761		(15,564)	(4,669 (Note 1	) )	Equity-accounted investee

	New Prospect Investments Holdings Ltd.(B.V.I.)	British Virgin Islands	Investment	US$	— (1 (Note 4	) )	—	—	100	US$	— ( 1 (Notes 4 and 5	) )	—	— (Notes 1 and 5)		Subsidiary

	Prime Asia Investments Group Ltd.(B.V.I)	British Virgin Islands	Investment	US$	— (1 (Note 4	) )	—	—	100	US$	— ( 1 (Notes 4 and 5	) )	—	— (Notes 1 and 5)		Subsidiary

CHIEF Telecom	Unigate Telecom Inc.	1F,No.250,Yang Guang Street, Nei Hu District, Taipei	Network communication and engine room hiring.		10,000		10,000	1,000	100		10,159 (Note 5)		121	121 (Notes 1 and 5)		Subsidiary

	CHIET Telecom (Hong Kong) Limited	Hong Kong	Telecom and internet service		44		44	10	99		1,373 (Note 5)		(78)	(78 (Notes 1 and 5	) )	Subsidiary

Note 1:	The equity in net income (net loss) of unconsolidated companies was based on audited financial statements.

Note 2:	The equity in net gain of an unconsolidated company amounted to $9,151 thousand was calculated from audited financial statements plus a gain on realized upstream transactions of $114,481 thousand less a gain on unrealized upstream transactions of $47,181 thousand.

Note 3:	The equity in net loss of an unconsolidated Company amounted to $30,967 thousand was calculated from audited financial statements less amortization between the investment cost and net value $6,211 thousand.

Note 4:	New Prospect Investments Holdings Ltd. (B.V.I) and Prime Asia Investments Group Ltd. (B.V.I) were incorporated in March, 2006 but not on operating stage yet.

Note 5:	The amount are eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

INDUSTRY FINANCIAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2006

(Amount in Thousands of New Taiwan Dollars)

	Local Telephone Service	Domestic Long Distance Call Service	International Long Distance Call Service	Cellular Service	Paging Service	Internet and Data Service (Note 6)	All Other	Adjustment	Total
Year ended December 31, 2006
Service revenues from external customers	$37,364,097	$9,824,358	$13,977,600	$72,976,557	$67,891	$46,326,083	$3,991,048	$—	$184,527,634
Intersegment service revenues (Note 2)	18,789,602	2,528,553	883	3,201,930	820	14,562,054	164,527	(39,248,369)	—

Total service revenues	$56,153,699	$12,352,911	$13,978,483	$76,178,487	$68,711	$60,888,137	$4,155,575	$(39,248,369)	$184,527,634

Segment income before income tax (Note 3)	$1,390,422	$6,861,933	$2,861,437	$29,824,367	$(34,422)	$20,708,774	$(286,274)	$—	$61,326,237

Interest income									803,975
Equity in net gain of unconsolidated companies									96,904
Other income									3,670,615
Interest expense									(4,072)
General expense (Note 4)									(4,143,467)
Other expense									(4,120,119)

Income before tax									$57,630,073

Reportable assets (Note 5)	$180,609,843	$5,078,010	$9,860,159	$59,829,886	$281,589	$91,717,821	$23,391,302	$—	$370,768,610

Investment in unconsolidated companies and funds									5,696,300
Other assets									84,930,944

Total assets									$461,395,854

Depreciation expenses	$18,131,845	$662,368	$549,986	$7,516,539	$3,911	$12,402,506	$685,403

Expenditures for segment assets	$5,066,412	$—	$349,797	$9,405,460	$—	$12,481,839	$359,593

Year ended December 31, 2005
Service revenues from external customers	$39,817,093	$10,867,980	$14,480,885	$72,770,629	$133,981	$42,144,613	$3,166,670	$—	$183,381,851
Intersegment service revenues (Note 2)	17,358,793	2,400,164	753	1,167,342	956	14,806,290	15,788	(35,750,086)	—

Total service revenues	$57,175,886	$13,268,144	$14,481,638	$73,937,971	$134,937	$56,950,903	$3,182,458	$(35,750,086)	$183,381,851

Segment income before income tax (Note 3)	$3,504,990	$7,786,794	$3,320,315	$31,068,922	$(242,698)	$17,532,971	$(302,810)	$—	$62,668,484

Interest income									451,457
Equity in net gain of unconsolidated companies									160,080
Other income									3,148,885
Interest expense									(1,999)
General expense (Note 4)									(4,121,689)
Other expense									(2,702,367)

Income before tax									$59,602,851

(Continued)

	Local Telephone Service	Domestic Long Distance Call Service	International Long Distance Call Service	Cellular Service	Paging Service	Internet and Data Service (Note 6)	All Other	Adjustment	Total
Reportable assets (Note 5)	$192,305,526	$6,340,943	$11,778,224	$61,981,515	$244,828	$98,536,543	$17,392,229	$—	$388,579,808

Investment in unconsolidated companies and funds									5,891,218
Other assets									64,431,582

Total assets									$458,902,608

Depreciation expenses	$19,202,843	$727,827	$661,089	$6,979,627	$214,353	$12,370,013	$578,434

Expenditures for segment assets	$4,895,549	$301,447	$228,810	$4,481,786	$—	$12,388,182	$618,653

Note 1:	The major business segments operated by the Group are local telephone service, domestic long distance call service, international long distance call service, cellular service, paging service, Internet and data service and other service.

Note 2:	Inter-division revenue from goods and services.

Note 3:	Represents revenue minus costs and operating expenses. Operating expenses include costs and expenses directly pertaining to an industry segment, i.e., excluding general and interest expense.

Note 4:	Represents general expense that cannot be allocated to each division.

Note 5:	Represents tangible assets used by the industry segment, excluding:

a.	Assets maintained for general corporate purposes.

b.	Advances or loans to another industry segment.

c.	Long-term investments accounted for using equity method.

Note 6:Service revenues of internet and data service and electronic rent are included.	(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

(Amount in Thousands of New Taiwan Dollars)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
0	Chunghwa Telecom Co., Ltd.	CHIEF Telecom Inc.	a	Accounts receivable	$3,769	—	—
				Operating revenues	33,667	—	—
1	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts payable -related parties	3,766	—	—
				Accrued expenses -related parties	3	—	—
				Operating costs	33,504	—	—
				Operating expenses	163
		Unigate Telecom Inc.	c	Estimated accounts payable	143	—	—
				Operating revenues	34	—	—
				Operating costs	3,132	—	—
2	Unigate Telecom Inc.	CHIEF Telecom Inc.	c	Estimated accounts receivable	143	—	—
				Operating revenues	3,132	—	—
				Operating costs	34	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or amount subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:	The related transaction prices are determined in accordance with mutual agreements.

Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of December 31, 2006; while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the year ended December 31, 2006.

Note 5:	The amount are eliminated upon consolidation.

Exhibit 2

Chunghwa Telecom Co., Ltd. Financial Statements for the Years Ended December 31, 2006 and 2005 and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to first paragraph present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with relevant regulations (applied before August 12, 2005), the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As stated in Notes 2 and 4 to the financial statements, the Company completed its privatization on August 12, 2005 and the accounts before privatization were subject to examination by the Executive Yuan and by the Ministry of Audit of the Control Yuan. The accounts as of and for the year ended December 31, 2004 have been examined by these government agencies, and adjustments from this examinations have been recognized in the accompanying financial statements.

As stated in Note 3 to the financial statements, on January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Accounting for Financial Instruments” (“SFAS No. 34”), and No. 36, “Disclosure and Presentation for Financial Instruments” (“SFAS No. 36”), and related revisions of previously released standards.

We have also audited the consolidated financial statements of the Company and its subsidiaries as of and for the year ended December 31, 2006, and have expressed an modified unqualified opinion on those consolidated financial statements.

March 13, 2007

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

DECEMBER 31, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2006		2005
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 5)	$70,639,453	15	$41,890,668	9
Financial assets at fair value through profit or loss (Notes 2, 3 and 6)	59,119	—	35,000	—
Available-for-sale financial assets (Notes 2, 3 and 7)	6,950,642	2	14,067,017	3
Trade notes and accounts receivable, net of allowance for doubtful accounts of $3,535,141 in 2006 and $3,604,604 in 2005 (Notes 2, 8 and 25)	12,586,976	3	12,839,005	3
Other current monetary assets (Note 9)	5,963,897	1	5,706,740	1
Inventories, net (Notes 2 and 10)	2,180,570	1	2,120,472	1
Deferred income taxes (Notes 2 and 22)	56,564	—	2,321,399	1
Other current assets (Note 11 and 24)	1,015,180	—	1,247,036	—

Total current assets	99,452,401	22	80,227,337	18

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	2,024,981	1	1,524,938	—
Financial assets at fair value through profit or loss (Notes 2, 3 and 6)	—	—	500,000	—
Financial assets carried at cost (Notes 2, 3 and 13)	1,941,280	—	1,866,280	—
Other monetary assets (Notes 3, 14 and 26)	2,000,000	—	2,000,000	1

Total investment	5,966,261	1	5,891,218	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 25)
Cost
Land	100,937,183	22	101,784,869	22
Land improvements	1,476,683	—	1,474,429	—
Buildings	59,011,713	13	57,451,040	13
Machinery and equipment	21,388,089	5	21,753,818	5
Telecommunications network facilities	635,784,491	138	627,609,240	137
Miscellaneous equipment	1,921,847	—	2,046,160	—

Total cost	820,520,006	178	812,119,556	177
Revaluation increment on land	5,824,381	1	5,945,850	1

	826,344,387	179	818,065,406	178
Less: Accumulated depreciation	506,729,726	110	485,063,949	105

	319,614,661	69	333,001,457	73
Construction in progress and advances related to acquisitions of equipment	23,488,441	5	27,881,012	6

Property, plant and equipment, net	343,103,102	74	360,882,469	79

INTANGIBLE ASSETS (Note 2)
3G concession	8,983,306	2	9,731,914	2
Patents and computer software, net	208,849	—	183,404	—

Total intangible assets	9,192,155	2	9,915,318	2

OTHER ASSETS
Idle assets (Note 2)	928,820	—	—	—
Refundable deposits	1,510,435	1	1,577,167	—
Deferred income taxes (Notes 2 and 22)	514,019	—	85,866	—
Other	316,159	—	323,233	—

Total other assets	3,269,433	1	1,986,266	—

TOTAL	$460,983,352	100	$458,902,608	100

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 3 and 6)	24,844	—	—	—
Trade notes and accounts payable (Note 25)	9,859,679	2	10,332,306	2
Income tax payable (Notes 2 and 22)	8,527,540	2	16,550	—
Accrued expenses (Notes 16 and 25)	18,909,126	4	15,526,947	3
Current portion of long-term loans (Note 18)	300,000	—	200,000	—
Other current liabilities (Note 17)	13,884,177	3	17,605,916	4

Total current liabilities	51,505,366	11	43,681,719	9

LONG-TERM LIABILITIES
Long-term loans (Note 18)	—	—	300,000	—
Deferred income	955,419	—	318,528	—

Total long-term liabilities	955,419	—	618,528	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 24)	1,253,701	—	—	—
Customers’ deposits	6,597,003	2	7,391,902	2
Other	560,319	—	207,285	—

Total other liabilities	8,411,023	2	7,599,187	2

Total liabilities	60,966,794	13	51,994,420	11

STOCKHOLDERS’ EQUITY (Notes 2, 3, 15, 19 and 20)
Common capital stock - 10 par values;
Authorized: 12,000,000 thousand shares in 2006; 9,647,725 thousand shares in 2005
Issued: 9,667,845 thousand shares in 2006; 9,647,725 thousand shares in 2005	96,678,451	21	96,477,249	21

Preferred stock $10 par value	—	—	—	—

Capital surplus:
Paid-in capital in excess of par value	210,260,235	46	214,529,603	47
Donations	13,170	—	13,170	—
Equity in capital surplus reported by equity-method investees	(69)	—	—	—

Total capital surplus	210,273,336	46	214,542,773	47

Retained earnings:
Legal reserve	44,037,765	9	39,272,477	9
Special reserve	2,680,184	1	2,680,184	1
Unappropriated earnings	39,984,454	9	48,087,583	10

Total retained earnings	86,702,403	19	90,040,244	20

Other adjustments
Cumulative translation adjustments	(3,304)	—	(2,942)	—
Unrealized gain on financial instruments	541,072	—	—	—
Capital surplus from revaluation of land	5,824,600	1	5,850,864	1

Total other adjustments	6,362,368	1	5,847,922	1

Total stockholders’ equity	400,016,558	87	406,908,188	89

TOTAL	$460,983,352	100	$458,902,608	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 13, 2007)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars, Except Basic Net Income Per Share Data)

	2006		2005
	Amount	%	Amount	%
REVENUES (Note 25)	$184,386,978	100	$183,381,851	100

OPERATING COSTS (Note 25)	94,268,549	51	93,941,491	51

GROSS PROFIT	90,118,429	49	89,440,360	49

OPERATING EXPENSES
Marketing	26,395,635	14	24,728,213	13
General and administrative	3,195,867	2	2,982,882	2
Research and development	3,306,784	2	3,164,981	2

Total operating expenses	32,898,286	18	30,876,076	17

INCOME FROM OPERATIONS	57,220,143	31	58,564,284	32

OTHER INCOME
Penalties income	1,648,871	1	1,266,469	1
Income from sale of scrap inventories	846,881	1	477,948	—
Interest	803,642	—	451,457	—
Gains on sale of fixed assets	537,058	—	107,050	—
Gains on sale of financial instruments, net	135,242	—	162,660	—
Equity in earnings of equity investees	59,726	—	160,080	—
Foreign exchange gain, net	—	—	135,307	—
Other	501,988	—	999,451	1

Total other income	4,533,408	2	3,760,422	2

OTHER EXPENSES
Special termination benefit under early retirement program	2,305,508	1	—	—
Losses on disposal of property, plant and equipment	267,076	—	65,809	—
Foreign exchange loss, net	165,288	—	—	—
Losses arising from natural calamities	29,877	—	137,864	—
Interest	4,072	—	1,999	—
Realized losses on long-term investments (Note 13)	—	—	739,676	—
Impairment loss on long-lived assets (Notes 2 and 15)	—	—	343,463	—
Other	1,338,414	1	1,433,044	1

Total other expenses	4,110,235	2	2,721,855	1

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars, Except Basic Net Income Per Share Data)

	2006		2005
	Amount	%	Amount	%
INCOME BEFORE INCOME TAX	$57,643,316	31	$59,602,851	33
INCOME TAX (Notes 2 and 22)	12,751,979	7	11,949,967	7

NET INCOME	$44,891,337	24	$47,652,884	26

	2006		2005
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE
Basic net income per share (Notes 2 and 23)	$5.94	$4.63	$6.05	$4.83

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 13, 2007)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars, Except Dividend Per Share Data)

									Other Adjustments			Treasury Stock	Total Stockholders’ Equity
									Cumulative Translation Adjustments	Unrealized Gain on Financial Instruments	Capital Surplus from Revaluation of Land
	Common Capital Stock		Preferred Stock			Retained Earnings
	Shares (Thousands)	Amount	Shares (Thousands)	Amount	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings
BALANCE, JANUARY 1, 2005 (AS ADJUSTED, Note 4)	9,647,725	$96,477,249	—	$—	$214,551,767	$39,272,477	$2,680,184	$434,699	$(4,765)	$—	$5,740,185	$—	$359,151,796
Reclassification of capital surplus from revaluation upon disposal of land to income	—	—	—	—	—	—	—	—	—	—	(5,489)	—	(5,489)
Net transfer of property, plant and equipment to National Properties Bureau and other government agencies	—	—	—	—	(8,994)	—	—	—	—	—	(28)	—	(9,022)
Reclassification of the reserve for land value incremental tax to capital surplus	—	—	—	—	—	—	—	—	—	—	116,196	—	116,196
Net income in 2005	—	—	—	—	—	—	—	47,652,884	—	—	—	—	47,652,884
Cumulative translation adjustment for foreign-currency investments in unconsolidated companies	—	—	—	—	—	—	—	—	1,823	—	—	—	1,823

BALANCE, DECEMBER 31, 2005	9,647,725	96,477,249	—	—	214,542,773	39,272,477	2,680,184	48,087,583	(2,942)	—	5,850,864	—	406,908,188
Effect of adopting the SFAS No. 34	—	—	—	—	—	—	—	—	—	51,675	—	—	51,675
Issuance of preferred stock - 2 shares (Note 19)	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of capital surplus from revaluation upon disposal of land to income	—	—	—	—	—	—	—	—	—	—	(26,264)	—	(26,264)
Appropriation of 2005 earnings
Legal capital reserve	—	—	—	—	—	4,765,288	—	(4,765,288)	—	—	—	—	—
Cash dividend - NT$4.3 per share	—	—	—	—	—	—	—	(40,659,617)	—	—	—	—	(40,659,617)
Stock dividend - NT$0.2 per share	189,114	1,891,145	—	—	—	—	—	(1,891,145)	—	—	—	—	—
Employees’ bonus - cash	—	—	—	—	—	—	—	(230,057)	—	—	—	—	(230,057)
Employees’ bonus - dividends	23,006	230,057	—	—	—	—	—	(230,057)	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	(15,337)	—	—	—	—	(15,337)
Net income in 2006	—	—	—	—	—	—	—	44,891,337	—	—	—	—	44,891,337
Treasury stock repurchased by the Company - 192,000 thousand common shares (Note 20)	—	—	—	—	—	—	—	—	—	—	—	(11,392,333)	(11,392,333)
Cancellation treasury stock - 192,000 thousand common shares (Note 20)	(192,000)	(1,920,000)	—	—	(4,269,368)	—	—	(5,202,965)	—	—	—	11,392,333	—
Equity in the changes of unrealized gain on available-for- sale financial assets reported by equity investees	—	—	—	—	—	—	—	—	—	18	—	—	18
Equity in capital surplus reported by equity-method investees	—	—	—	—	(69)	—	—	—	—	—	—	—	(69)
Cumulative translation adjustment for foreign-currency investments in unconsolidated companies	—	—	—	—	—	—	—	—	(362)	—	—	—	(362)
Unrealized gain on financial instruments	—	—	—	—	—	—	—	—	—	489,379	—	—	489,379

BALANCE, DECEMBER 31, 2006	9,667,845	$96,678,451	—	$—	$210,273,336	$44,037,765	$2,680,184	$39,984,454	$(3,304)	$541,072	$5,824,600	$—	$400,016,558

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 13, 2007)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$44,891,337	$47,652,884
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	616,760	920,189
Depreciation and amortization	41,009,679	41,575,047
Impairment loss on long-lived assets	—	343,463
Gain on sale of financial instruments, net	(135,242)	(162,660)
Valuation loss (gain) on financial instruments, net	20,582	(12,416)
Losses on inventory valuation	501	—
Realized losses on long-term investments	—	739,676
Gains on sale of property, plant and equipment, net	(269,982)	(41,241)
Equity in earnings of equity investees	(59,726)	(160,080)
Dividends received from equity investees	42,331	66,000
Deferred income taxes	1,836,682	9,882,696
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	(51,775)	(35,000)
Trade notes and accounts receivable	(370,191)	245,217
Other current monetary assets	(251,697)	(4,204,578)
Inventories	578,822	(830,404)
Other current assets	231,856	(582,910)
Increase (decrease) in:
Trade notes and accounts payable	(1,112,048)	(4,002,453)
Income tax payable	8,510,990	(5,013,108)
Accrued expenses	3,382,179	1,195,232
Other current liabilities	33,173	645,274
Deferred income	636,891	(42,601)
Accrued pension liabilities	1,253,701	(773,465)

Net cash provided by operating activities	100,794,823	87,404,762

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) of financial assets at fair value through profit or loss	473,666	(500,000)
Acquisition of available-for-sale financial assets	(4,149,141)	(31,080,687)
Proceeds from disposal of available-for-sale financial assets	12,000,064	26,303,259
Acquisitions of financial assets carried at cost	(75,000)	—
Increase in long-term investment accounted for using equity method	(483,061)	—
Proceeds from disposal of property, plant and equipment	778,842	374,163
Acquisitions of property, plant and equipment	(27,675,950)	(22,930,075)
Increase of intangible assets	(170,564)	(130,011)
Increase in other assets	102,890	(281,281)

Net cash used in investing activities	(19,198,254)	(28,244,632)

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars)

	2006	2005
CASH FLOWS FROM FINANCING ACTIVITIES
Payment on principal of long-term loans	$(200,000)	$(200,000)
Decrease in customers’ deposits	(703,474)	(1,011,952)
Increase in other liabilities	353,034	3,986
Cash dividends paid	(40,659,617)	(45,344,307)
Remuneration to directors and supervisors and bonus to employees paid	(245,394)	—
Repurchase of treasury stock	(11,392,333)	—

Net cash used in financing activities	(52,847,784)	(46,552,273)

NET INCREASE IN CASH AND CASH EQUIVALENTS	28,748,785	12,607,857

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	41,890,668	29,282,811

CASH AND CASH EQUIVALENTS, END OF YEAR	$70,639,453	$41,890,668

SUPPLEMENTAL INFORMATION
Interest paid	$4,072	$1,999

Income tax paid	$1,286,964	$11,418,858

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$300,000	$200,000

Reclassification of reserve for land value incremental tax to capital surplus	$—	$116,196

Acquired subsidiary, based on their fair values are as follow:

2006
Cash	$40,191
Trade notes and accounts receivable	64,077
Inventories	2,505
Other current assets	22,811
Long-term investment	16,256
Property, plant, and equipment	454,165
Identifiable intangible assets	2,700
Other assets	88,195
Short-term loan and long-term loan due within one year	(133,750)
Trade notes and accounts payable	(80,529)
Other current liabilities	(62,291)

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars)

2006
Long-term liabilities	$(6,250)
Other liabilities	(67,738)

Total	340,342
Percentage of ownership	70%

238,240
Goodwill	72,412

Total amount of acquiring subsidiary	$310,652

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 13, 2007)	(Concluded	)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to Chunghwa. The DGT continues to be the telecom industry regulator in the ROC.

As a telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

Effective August 12, 2005, the MOTC had completed the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of the Company’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold 289,431 thousand common shares of the Company by auction in the ROC on August 9, 2005 and 1,350,682 thousand common shares of the Company on August 10, 2005 in an international offering. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of the Company and completed the privatization plan.

The numbers of employees as of December 31, 2006 and 2005 are 25,873 and 27,386, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with relevant regulations (applied before August 12, 2005), the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, valuation allowances on inventories, useful lives of long term assets, pension plans and income tax. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Basis of Presentation

As a stated-owned company before August 12, 2005 (privatization date), the accounts of the Company are subject to annual examinations by the Directorate General of Budget, Accounting and Statistics (the “DGBAS”) of the Executive Yuan and by the Ministry of Auditing (“MOA”) (DGBAS and MOA are hereinafter referred to as “government agencies”). The objective of these examinations is to evaluate the Company’s performance against the budget approved by the Legislative Yuan. The accounts are considered final only after any adjustments based on the annual examinations are taken into account. The accounts for the year ended December 31, 2004 have been examined by these government agencies and resulting adjustments were recorded retroactively.

Current Assets and Liabilities

Current assets are commonly identified as those which are reasonably expected to be realized in cash, sold or consumed within one year. Current liabilities are obligations which mature within one year. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with the changes in fair value recognized in earnings. Cash dividends received (including the year of investment) is recognized in earnings. For regular way purchase or sale of financial assets is accounted for using trade date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Hybrid instruments are designated as financial assets or financial liabilities at fair value through profit or loss.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. When subsequently measured at fair value, the changes in fair value are excluded from earnings and reported as a separate component of stockholders’ equity. The accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is recognized and derecognized using trade date accounting.

The basis for determining the fair value of financial instruments is as follows: List stocks, closing prices as of balance sheet date; open-end bond mutual funds, net assets value as of balance sheet date; bonds, quotes in the OTC market as of balance sheet date; financial instruments without active market, fair value are estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions.

Cash dividends are recognized as investment income upon the grant day but are accounted for as reductions to the original cost of investment if such dividends are declared on the earnings of the investees attributable to periods prior to the purchase of the investments. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new number of shares.

If there is objective evidence that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Service revenue is based on the fair value of the sales price, after business discount and quantity discount, between the Company and customer. The sales price of service revenue is the amount which matures within one year. The difference between fair value and maturity value is not material and the transactions occur frequently so the interest factor is not included in calculating the fair value.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) fixed-monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Allowance for doubtful receivables is provided on the basis of the aging of the receivables and estimated collectibility of individual receivables. The Company periodically evaluates the collectibility of receivables in consideration of client’s receivable aging analysis.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or market value (replacement cost or net realizable value).

Investments Accounted for Using Equity Method

Investments in shares of stock in companies where the Company exercises significant influence in their operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company’s portion of equity income or loss, depending on whether the investor has controlling power over investees or not. Unrealized profits and losses on sales to investees over which the Company has a controlling power are totally eliminated. Otherwise should be deferred in proportion to the Company’s ownership percentage. Profits and losses arising from equipment purchases from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

With respect to investment purchase or adoption of the equity method of accounting, effective on January 1, 2006, in accordance with the revised accounting pronouncement, goodwill is recognized by the difference that the cost of investment is exceeding the fair value of the acquisition. Goodwill can not be amortized, but is subject to a goodwill impairment test. If there is a triggering event or change in circumstance, the goodwill impairment test will be performed.

Financial Assets Carried at Cost

Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at original cost, such as non-publicly traded stocks. If there is objective evidence that a financial asset is impaired, a loss is recognized. No recording of a subsequent recovery in fair value is allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

An impairment loss is recognized when the recoverable amount of an asset is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated depreciation. An impairment loss on a revalued asset is recognized directly against capital surplus from revaluation for the asset to the extent that the impairment loss does not exceed the amount in the capital surplus from revaluation for that same asset. A reversal of an impairment loss on a revalued asset is credited directly to shareholder’s equity-other adjustments from revaluation under the heading shareholder’s equity-other adjustments from revaluation. However, to the extent that an impairment loss on the same revalued asset was previously recognized in profit or loss, a reversal of that impairment loss is also recognized in profit or loss.

Depreciation expense is determined based upon the asset’s estimated useful life using the straight-line method. The estimated useful lives are as follows: land improvements, 10 to 30 years; buildings, 10 to 60 years; machinery and equipment, 6 to 10 years; telecommunication network facilities, 6 to 15 years; and miscellaneous equipment, 3 to 10 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

Intangible Assets

The amount recorded for the 3G Concession is amortized upon the MOTC approval of using the straight-line method over the lower of the legal useful life or estimated useful life. Patents are amortized using the straight-line method over the estimated useful lives ranging from 10 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years.

An impairment loss is recognized when the recoverable amount of an intangible asset other than goodwill is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated amortization.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

Pension costs subject to defined benefit plan are recognized according to the actuarial report. Pension costs subject to defined contribution plan are recognized according to the amount of contributions by the Company during the employees’ service period.

Expense Recognition

Expenses including commissions paid to agencies and incentives paid to a third party dealer that sells a handset to a customer who subscribes to the service, as an inducement to enter into a service contract, are charged to income as incurred.

Treasury Stock

Cost of treasury stock is shown as a deduction to stockholders’ equity. Treasury stock is recorded and is shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the accounts of common stock and treasury stock are reversed out based on the number of shares registered to be cancelled. The account of additional paid-in capital is adjusted for the difference of the repurchase price and the par value of common stock. If capital surplus is not enough for debiting purposes, the difference is debited to unappropriated retained earnings.

Income Tax

The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits and tax consequences of differences between financial statement carrying amounts and their respective tax bases. A valuation allowance is recognized if, available evidence indicates it is “more likely than not” that a portion or the entire deferred tax asset will not be realized. A deferred tax asset or liability should be classified as current or non-current according to the classification of its related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, it should be classified as current or noncurrent depending on the expected reversal date of the temporary difference.

Investment tax credits utilized are recognized as reduction of income tax expense.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year when the stockholders have resolved that the earnings shall be retained.

Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period.

Foreign-currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction is included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates, and the resulting differences are recorded as follows:

a.	Financial assets and liabilities - credited or charged to current income; and

b.	Long-term stock investments accounted for by the equity method - as cumulative translation adjustment under stockholders’ equity.

3.	REASON AND EFFECT OF THE CHANGES OF ACCOUNTING PRINCIPLE

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Accounting for Financial Instruments,” (“SFAS No. 34”) and No. 36, “Disclosure and Presentation for Financial Instruments” (“SFAS No. 36”), and related revisions of previously released SFASs.

a.	Effect of adopting the newly released SFASs and related revisions of previously released SFASs

The Company had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as available-for-sale financial assets as adjustments to stockholders’ equity were recognized.

The effect of adopting the newly released SFASs is summarized as follows:

Recognized as a Separate Component of Stockholders’ Equity (Net of Tax)
Available-for-sale financial assets	$51,675

For the year ended December 31, 2006, the adoption of the newly released SFASs had no impact on net income before income tax, net income after income tax and basic earnings per share.

b.	Reclassifications

Upon the adoption of SFAS No. 34, certain accounts in the financial statements as of and for the year ended December 31, 2005 were reclassified to conform to the financial statements as of and for the year ended December 31, 2006. The previous issued financial statements as of and for the year ended December 31, 2005 are not required to be restated.

For accounting policies applied to financial instruments in 2006, refer to the Note 2 to the financial statements. Certain accounting policies prior to the adoption of the newly released SFASs are summarized as follows:

Short-term investments

Short-term investments are carried at the lower of cost or market value. An allowance for decline in value is provided when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance will result from a subsequent recovery of the carrying value.

The cost of short-term investments sold are determined using the moving weighted-average method.

Certain accounts in the financial statements as of and for the year ended December 31, 2005 have been reclassified to conform to the classifications prescribed by the newly released and revised SFASs. The reclassifications of the whole or a part of the account balances of certain accounts are summarized as follows:

	Before Reclassification	After Reclassification
Balance sheets

Short-term investments	$14,102,017	$—
Funds	2,500,000	—
Investments accounted for using the cost method	1,866,280	—
Financial assets at fair value through profit or loss - current	—	35,000
Available-for-sale financial assets - current	—	14,067,017
Financial assets carried at cost - noncurrent	—	1,866,280
Financial assets at fair value through profit or loss - noncurrent	—	500,000
Other monetary assets - noncurrent	—	2,000,000

	$18,468,297	$18,468,297

Statements of operations

Reversal of allowance on short-term investments (included in “other income - other”)	$12,416	$—
Gain on sale of short-term investments	162,660	—
Valuation gain on financial instruments (included in “other income - other”)	—	12,416
Gain on sale of financial instruments, net	—	162,660

	$175,076	$175,076

Statements of cash flows

Cash flows from operating activities
Gain on sale of short-term investments	$(162,660)	$—
Reversal of allowance on short-term investments	(12,416)	—
Valuation gain on financial instruments, net	—	(12,416)
Gain on sale of financial instruments, net	—	(162,660)
Financial assets held for trading	—	(35,000)

	(175,076)	(210,076)

Cash flows from investing activities
Acquisition of short-term investment, net	(4,812,428)	—
Acquisition of investments in unconsolidated companies	(500,000)	—
Acquisition of financial assets at fair value through profit or loss	—	(500,000)
Acquisition of available-for-sale financial assets	—	(31,080,687)
Proceeds from disposal of available-for-sale financial assets	—	26,303,259

	(5,312,428)	(5,277,428)

	$(5,487,504)	$(5,487,504)

4.	ADJUSTMENTS OF FINANCIAL STATEMENTS

For the Year Ended December 31, 2004

The Company’s financial statements for the year ended December 31, 2004 have been examined by the Executive Yuan and the Ministry of Audit of the Control Yuan (government agencies), and the resulting adjustments have been recorded retroactively as of December 31, 2004. The adjustments made by the government agencies that decreased income before income tax of $9,351 thousand were due to the different bases of estimates used by the MOA in determining certain accruals. Increased current liabilities of $45,319,914 thousand and decreased total stockholders’ equity of $45,351,321 thousand on December 31, 2004 were due to the appropriations of 2004 earnings recorded by the MOA.

5.	CASH AND CASH EQUIVALENTS

	December 31
	2006	2005
Cash
Cash on hand	$106,314	$96,839
Cash in banks	7,846,332	2,257,796
Negotiable certificate of deposit, annual yield rate - ranging from 1.26-1.95% and 1.00-1.92% for the years ended December 31, 2006 and 2005, respectively	25,750,500	10,906,936

	33,703,146	13,261,571

Cash equivalents
Commercial paper, annual yield rate - ranging from 1.26-1.33% and 1.27-1.45% for the years ended December 31, 2006 and 2005, respectively	36,936,307	28,629,097

	$70,639,453	$41,890,668

As of December 31, 2006 and 2005, foreign deposits in bank were as following:

	December 31
	2006	2005
United States of America - New York (US$21,378 thousand and US$573 thousand for the years ended December 31, 2006 and 2005, respectively)	$696,920	$18,823
Hong Kong (US$54,051 thousand, EUR10 thousand, JPY872 thousand and GBP2 thousand)	1,762,601	—

	$2,459,521	$18,823

6.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2006	2005
Current

Derivatives - financial assets
Forward exchange contracts	$4,044	$—
Index future contracts	55,075	—
Credit linked investment	—	35,000

	$59,119	$35,000

Derivatives - financial liabilities
Forward exchange contracts	$11,266	$—
Index future contracts	13,578	—

	$24,844	$—

Noncurrent

Financial assets at fair value through profit or loss - Yuanta Structured Principal Protected Private Placement	$—	$500,000

The Company entered into forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of assets denominated in foreign currencies until such assets are received and fluctuations in stock prices. However, these financial assets and liabilities are not qualified for hedge accounting and categorized as trading financial assets and liabilities.

Yuanta Structured Principal Protected Private Placement is an open-end structured principal protected mutual fund. The maturity date is September 28, 2008. On June 28, 2006, the Company sold the contract to a third party and recognized an investment loss of $26,334 thousand.

Outstanding forward exchange contracts as of December 31, 2006:

	Currency	Maturity Date	Contract Amount (in Thousands)
December 31, 2006

Sell	JPY/USD	2006.11-2007.01	JPY	490,000
	EUR/USD	2006.11-2007.01	EUR	6,900
	GBP/USD	2006.11-2007.01	GBP	2,085

Outstanding index future contracts as of December 31, 2006:

	Maturity Date	Units	Contract Amount (in Thousands)
December 31, 2006

Index future contracts
AMSTERDAM IDX FUT	2007.01	8	EUR	769
CAC40 10 EURO FUT	2007.01	45	EUR	2,450
DAX INDEX FUTURE	2007.03	11	EUR	1,795
IBEX 35 INDEX FUTR	2007.01	7	EUR	992
MINI S&P/MIB FUT	2007.03	23	EUR	950
FTSE 100 IDX FUT	2007.03	33	GBP	2,044
TOPIX INDEX FUTURE	2007.03	32	JPY	512,595
S&P 500 FUTURE	2007.03	23	USD	8,195
S&P 500 EMINI FUTURE	2007.03	13	USD	927

As of December 31, 2006, the amount paid for future deposit was $54,857 thousand (classified as financial assets held for trading).

Net losses arising from derivative financial instruments for the year ended December 31, 2006 were $52,370 thousand (including realized settlement losses of $31,788 thousand and valuation losses of $20,582 thousand).

The Company entered into investment management agreements with a well-known financial institutions (fund managers) to manage its investment portfolios in 2006. As of December 31, 2006, the Company’s investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. The investment portfolios included derivative instruments, listed stocks and mutual funds. Listed stocks and mutual funds were classified as available-for-sales financial assets.

7.	AVAILABLE-FOR-SALES FINANCIAL ASSETS

	December 31
	2006	2005
Current
Open-end mutual funds	$5,788,345	$13,898,188
Foreign listed stocks	885,797	—
Real estate investment trust fund	179,200	100,000
Listed stocks	97,300	68,829

	$6,950,642	$14,067,017

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Years Ended December 31
	2006	2005
Balance, beginning of year	$3,604,604	$4,473,433
Provision for doubtful accounts	622,220	906,148
Accounts receivable written off	(691,683)	(1,774,977)

Balance, end of year	$3,535,141	$3,604,604

9.	OTHER CURRENT MONETARY ASSETS

	December 31
	2006	2005
Tax refund receivable	$3,221,136	$4,338,479
Other receivable	2,742,761	1,368,261

	$5,963,897	$5,706,740

10.	INVENTORIES, NET

	December 31
	2006	2005
Supplies	$1,580,255	$1,276,160
Work in process	73,497	19,856
Merchandise	159,055	—
Materials in transit	368,264	824,456

	2,181,071	2,120,472
Less: Allowance for losses	501	—

	$2,180,570	$2,120,472

11.	OTHER CURRENT ASSETS

	December 31
	2006	2005
Prepaid rents	$581,541	$489,074
Prepaid expenses	323,412	201,523
Prepaid pension costs	—	458,052
Miscellaneous	110,227	98,387

	$1,015,180	$1,247,036

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2006		2005
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- Ship
Equity investee:
Chunghwa Investment (“CHI”)	$974,805	49	$950,054	49
Taiwan International Standard Electronics (“TISE”)	609,004	40	574,884	40
CHIEF Telecom (“CHIEF”)	273,411	70	—	—
Spring House Entertainment (“Spring House”)	17,761	30	—	—

(Continued)

	December 31
	2006		2005
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- Ship
New Prospect Investments Holdings (B.V.I.) (“NPIH”)	$—	100	$—	—
Prime Asia Investments Group (B.V.I.) (“PAIG”)	—	100	—	—

	1,874,981		1,524,938
Prepayment for long-term investment - Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	150,000	100	—	—

	$2,024,981		$1,524,938

(Concluded)

The Company has established New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) in March 2006. Both holding companies are operating as investment companies and Chungwa has 100% ownership right in an amount of US$1 in each holding company.

The Company invested CHIEF Telecom in September 2006, for a purchase price of $310,652 thousand. CFIEF engages mainly in internet communication and internet data center (“IDC”) service.

The Company invested Spring House in October 2006, for a purchase price of $22,409 thousand. Spring House engages mainly in network content manufacture broadcasts and information software.

The Company intended to acquire 100% shares of Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) by prepaying $150,000 thousand in December 2006. CIYP engages mainly in yellow pages sales and advertisement service. CIYP finished registration on January 2, 2007.

The carrying values of the equity investees and the equity in their net loss and net income are based on audited financial statements.

All accounts of the Company’s subsidiaries, CHIEF, NPIH and PAIG were included in the Company’s consolidated financial statements.

13.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2006		2005
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- ship
Cost investees:
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
iD Branding Ventures (“iDBV”)	75,000	8	—	—
RPTI International (“RPTI”)	71,500	12	71,500	12
Siemens Telecommunication Systems (“Siemens”)	5,250	15	5,250	15

	$1,941,280		$1,866,280

The Company invested iDBV on November 13, 2006, for a purchase price of $75,000 thousand. iDBV engages mainly in investment.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

After evaluating the carrying value of the investment in TFC, the Company concluded that a permanent impairment loss had occurred and recognized a loss of $739,676 thousand for the year ended December 31, 2005.

14.	OTHER NONCURRENT MONETARY ASSETS

	December 31
	2006	2005
Fixed-Line Fund	$1,000,000	$1,000,000
Piping Fund	1,000,000	1,000,000

	$2,000,000	$2,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required by the ROC government to contribute a total of $2,000,000 thousand to a Fixed-Line Fund managed by the Ministry of Interior Affairs and a Piping Fund administered by the Taipei City Government. These funds will be used to finance various telecommunications infrastructure projects. Upon completion of the construction projects, the funds will be proportionally allocated their assets to their contributors. If the balance of the Fixed-Line Fund is not sufficient for its operation, the above three parties will determine when to raise additional funds and the contribution amounts from each party.

15.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2006	2005
Cost
Land	$100,937,183	$101,784,869
Land improvements	1,476,683	1,474,429
Buildings	59,011,713	57,451,040
Machinery and equipment	21,388,089	21,753,818
Telecommunications network facilities	635,784,491	627,609,240
Miscellaneous equipment	1,921,847	2,046,160

Total cost	820,520,006	812,119,556
Revaluation increment on land	5,824,381	5,945,850

	826,344,387	818,065,406

Accumulated depreciation
Land improvements	807,767	753,224
Buildings	14,230,739	13,246,759
Machinery and equipment	16,378,560	15,869,654
Telecommunications network facilities	473,644,304	453,438,139
Miscellaneous equipment	1,668,356	1,756,173

	506,729,726	485,063,949

Construction in progress and advances related to acquisition of equipment	23,488,441	27,881,012

Property, plant and equipment, net	$343,103,102	$360,882,469

Pursuant to the related regulation, the Company revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by the MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and capital surplus of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went into effect on February 1, 2005. In accordance with the lowered tax rates, the Company recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments.

Because of the improvements on telecommunication technology and changes of the market, the recoverable amount of telecommunications network facilities of paging division is less than its carrying value. Therefore, an impairment loss amounted to $343,463 thousand was recognized for the year ended December 31, 2005.

Depreciation on property, plant and equipment for the years ended December 31, 2006 and 2005 amounted to $40,049,605 thousand and $40,870,177 thousand, respectively. No interest expense was capitalized for the years ended December 31, 2006 and 2005.

16.	ACCRUED EXPENSES

	December 31
	2006	2005
Accrued salary and compensation	$11,996,686	$9,863,026
Accrued franchise fees	2,413,579	2,539,494
Accrued advertisement expenses	960,327	751,039
Other accrued expenses	3,538,534	2,373,388

	$18,909,126	$15,526,947

17.	OTHER CURRENT LIABILITIES

	December 31
	2006	2005
Advances from subscribers	$4,532,128	$4,749,623
Amounts collected in trust for others	4,013,654	3,323,278
Payables to equipment suppliers	1,659,700	4,142,230
Payables to constructors	1,073,285	2,405,748
Refundable customers’ deposits	949,776	858,351
Miscellaneous	1,655,634	2,126,686

	$13,884,177	$17,605,916

18.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	December 31
	2006	2005
Loan from the Fixed-line Fund	$300,000	$500,000
Less: Current portion of long-term loans	300,000	200,000

	$—	$300,000

The loan amount of $0.7 billion from the Fixed-Line Fund was obtained pursuant to a long-term loan agreement with the Fixed-Line Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit of $1 billion until March 12, 2007, with a restricted lending term of five years. The outstanding principal was payable in three annual installments ($0.2 billion, $0.2 billion and $0.3 billion) starting on March 12, 2005.

19.	STOCKHOLDERS’ EQUITY

Under the revised Company’s Articles of Incorporation dated May 30, 2006, the Company’s authorized capital is $120,000,000,020, which is divided into 12,000,000,000 common shares (at $10 par value per share), which are issued and outstanding 9,667,845,093 shares, and 2 preferred shares (at $10 par value per share), which are issued and approved by the board of directors on March 28, 2006, and the MOTC purchased 2 preferred shares at par value on April 4, 2006.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of the company, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. As of December 31, 2006, the MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of December 31, 2006, the outstanding ADSs were 307,399 thousand units, which equaled approximately 3,073,988 thousand common shares and represented 31.8% of the Company’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares with par value within three years from the date of their issuance.

Under the ROC Company Law, capital surplus can only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus and donations can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus in the following years after privatization; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration in the following years after privatization. During the year of privatization, the distributable earnings for the aforementioned (a) and (b) are limited to the earnings generated after privatization. The remaining distributable earnings can be distributed to the shareholders based on the resolution of shareholders’ meeting; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Telecommunications service is a Taiwan’s capital-intensive industry and the Company requires capital expenditures to sustain its competitive position in high-growth market. Thus, the Company’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2005 earnings of the company have been approved and resolved by the stockholders on May 30, 2006 as follows:

	Appropriation and Distribution
	Amount	Dividend Per Share
Legal reserve	$4,765,288	$—
Cash dividends	40,659,617	4.3
Stock dividends	1,891,145	0.2
Employee bonus - cash	230,057	—
Employee bonus - stock	230,057	—
Remuneration to board of directors and supervisors	15,337	—

	$47,791,501	$4.5

The appropriation and distributions of the 2004 earnings of the Company have been approved and resolved by the stockholders on June 21, 2005, for special reserve of $4,243 thousand, 10% legal reserve of $4,987,031 thousand and cash dividends of $45,344,307 thousand ($4.7 per share). After examination by the MOA, 10% legal reserve was decreased $701 thousand, from $4,987,031 thousand to $4,986,330 thousand. The appropriation and distributions adjustments have been recorded retroactively as of December 31, 2004 in accordance with the applicable government regulations (see Note 4).

The appropriation of earnings in 2005 approved by the stockholders in their meeting was as follows:

	Actual Distribution Approved by Stockholders	Proposed Distribution Approved by Board of Directors	Difference
Appropriation of earnings
Employee bonus - cash	$230,057	$230,057	—
Employee bonus - stock	230,057	230,057	—
Remuneration to board of directors and supervisors	15,337	15,337	—
Earnings per share
Basic earnings per share	4.94	4.94	—
Imputed earnings per share	4.89	4.89	—

The appropriation of the Company’s 2006 earnings had not been proposed by the board of directors as of March 13, 2007, the independent auditors’ report date. Information on the appropriation of 2006 earnings proposed by the board of directors and resolved by the shareholders can be accessed through the Market Observation Post System on the Taiwan Stock Exchange Corporation’s website.

Under the Integrated Income Tax System that became effective on July 1, 1998, non-corporate stockholders are allowed a tax credit for the income tax paid by the Company on earnings generated in 1999 and onwards. An Imputation Credit Account (“ICA”) is maintained by the Company for such income tax and the tax credit is allocated to each stockholder.

20.	TREASURY STOCK (COMMON STOCK IN THOUSANDS OF SHARES)

	Years Ended December 31
	2006	2005
As of January 1, 2006	—	—
Increase	192,000	—
Decrease	192,000	—

As of December 31, 2006	—	—

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of the Company’s stock issued. The total amount of the shares bought back shall not be more than the amount of retained earnings, premium on capital stock and realized capital reserve.

The shares bought back by the Company in accordance with Securities and Exchange Law of the ROC shall not be pledged. Before transfer, the shareholder’s rights shall not be enjoyed.

In order to maintain its credit and shareholders’ equity by repurchasing treasury stock 192,000 thousand shares, from February 10, 2006 to April 7, 2006, for $11,392,333 thousand. On June 30, 2006, the company cancelled the treasury stock by reducing common stock of $1,920,000 thousand, capital surplus of $4,269,368 thousand and retained earnings of $5,202,965 thousand.

21.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2006
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$13,266,008	$8,365,679	$21,631,687
Insurance	702,646	452,043	1,154,689
Pension	1,923,416	1,254,946	3,178,362
Other compensation	8,072,509	5,090,964	13,163,473

	23,964,579	15,163,632	39,128,211
Depreciation expense	37,845,485	2,204,120	40,049,605
Amortization expense	857,544	101,803	959,347

	$62,667,608	$17,469,555	$80,137,163

	Year Ended December 31, 2005
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$15,058,999	$9,183,602	$24,242,601
Insurance	672,367	428,995	1,101,362
Pension	1,288,393	829,690	2,118,083
Other compensation	6,671,240	4,036,292	10,707,532

	23,690,999	14,478,579	38,169,578
Depreciation expense	38,606,346	2,263,831	40,870,177
Amortization expense	577,544	109,837	687,381

	$62,874,889	$16,852,247	$79,727,136

22.	INCOME TAX

The Income Basic Tax Act (the “IBT Act”), which took effect on January 1, 2006, requires that the income basic tax should be 10% of the sum of the taxable income as calculated in accordance with the Income Tax Act plus tax benefit regulated by the Income Tax Act or other laws. The tax payable of the current year would be the higher of the income basic tax and income tax payable calculated in accordance with the Income Tax Act. The Company has considered the impact of the IBT Act in the determination of the current year’s income tax expense.

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax payable shown in the statements of income is as follows:

	Years Ended December 31
	2006	2005
Income tax expense computed at statutory income tax rate of 25% to income before income tax	$14,410,819	$14,900,703
Deduct tax effects of:
Permanent differences	(360,032)	(38,069)
Temporary differences	(1,296,301)	(10,887,822)
Additional tax at 10% on undistributed earnings	182	—
Investment tax credits	(3,092,983)	(1,987,406)

Income tax payable	$9,661,685	$1,987,406

b.	Income tax expense consists of the following:

	Years Ended December 31
	2006	2005
Income tax payable	$9,661,685	$1,987,406
Income tax - separated	135,631	84,615
Income tax - deferred	2,845,671	9,882,696
Adjustments of prior years’ income tax	108,410	(4,750)
Other	582	—

	$12,751,979	$11,949,967

The balance of income tax payable as of December 31, 2006 was shown net of prepaid income tax. Tax refund receivable as of December 31, 2005 was shown net of income tax payable (classified as other current monetary assets). The balance of income tax payable as of December 31, 2005 was derived from the adjustment of the government agencies in examining the accounts for the year ended December 31, 2004.

c.	Net deferred income tax assets (liabilities) consists of the following:

	December 31
	2006	2005
Current
Deferred income tax assets:
Provision for doubtful accounts	$217,942	$233,638
Unrealized foreign exchange loss	38,901	—
Accrued pension cost	—	1,772,248
Investment tax credits	—	553,924
Other	17,663	48,931

	274,506	2,608,741
Less: Valuation allowance	(217,942)	(233,638)

	56,564	2,375,103
Deferred income tax liability:
Unrealized foreign exchange gain	—	(53,704)

Net deferred income tax assets	$56,564	$2,321,399

Noncurrent deferred income tax assets:
Accrued pension cost	$428,153	$—
Losses on impairment	85,866	85,866

	$514,019	$85,866

d.	The related information under the Integrated Income Tax System is as follows:

	December 31
	2006	2005
Balance of Imputation Credit Account (“ICA”)	$1,116,033	$2,115,000

The estimated ICA rate for the 2006 earnings as of December 31, 2006 and the actual ICA rate for the 2005 earnings were 24.12% and 6.97%, respectively. The credit available for allocation to the stockholders is calculated on the basis of the balance of ICA on the date of distribution of dividends. Accordingly, the estimated rate as of December 31, 2006 may differ from the actual rate determined based on the balance of the ICA on the dividend distribution date.

e.	Undistributed earnings information

As of December 31, 2006, the Company’s undistributed earnings generated in June 30, 1998 and onward was zero.

Income tax returns through the year ended December 31, 2004 had been examined by the tax authorities.

23.	EARNINGS PER SHARE

	Amount (Numerator)		Weighted- average Number of Common Shares Outstanding (Denominator)	Net Income Per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income

Year ended December 31, 2006

Net income	$57,643,316	$44,891,337

Basic net income per share			9,704,136	$5.94	$4.63

Year ended December 31, 2005

Net income	$59,602,851	$47,652,884

Basic net income per share			9,859,845	$6.05	$4.83

The impact of stock dividends was considered in calculating basic net income per share for 2005. The basic EPS before income tax and the basic EPS after income tax in 2005 are restated from $6.18 to $6.05 and from $4.94 to $4.83, respectively.

24.	PENSION PLAN

The Company had different pension plans for its employees depending on their classifications before privatization. In general, the employees’ pension entitlement was based on MOTC regulations, Labor Law and/ or the private pension plan of the Company.

Before privatization, the funding of the pension plan for employees classified as staff was based on the budget approved by the Legislative Yuan and a supplementary budget approved by the Executive Yuan. The staff pension fund was administered by a pension fund committee and deposited in its name in a commercial bank. The pension plan for employees classified as workers is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China Company.

The Company completed privatization plans on August 12, 2005. The Company is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises (the “Privatization Fund”). After paying all pension obligations for privatization, the plan assets of the Company should be transferred to the Fund for Privatization of Government-owned Enterprises under the Executive Yuan. However, according to the instructions of MOTC, the Company would, on behalf of the MOTC pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization. As of December 31, 2006, the remaining balance of funds to be disbursed to employees has totally transferred to Privatization Fund. On March 27, 2006 and August 7, 2006, the Company transferred $5,088,879 thousand and the remaining balance of $542,579 thousand, respectively, from the pension plan to the Privatization Fund.

The Labor Pension Act of ROC is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act or continue to remain to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage. The Company contributes 6% of each employee’s monthly salary per month beginning July 1, 2005.

After privatization, the pension plan in accordance with the Labor Standards Law is considered as a defined benefit plan. The payments of pension are subject to the service periods and average salaries of six months of employees prior to retirement. The pension assets is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China Company.

Pension costs amounted to $3,320,263 thousand ($3,256,357 thousand subject to defined benefit plan and $63,906 thousand subject to defined contribution plan) and $2,300,790 thousand ($2,285,275 thousand subject to defined benefit plan and $15,515 thousand subject to defined contributed plan) for the years ended December 31, 2006 and 2005, respectively.

Pension information of the defined benefit plan is summarized as follows:

a.	Components of net periodic pension cost for the year

	2006	2005 (After Privatization)
Service costs	$3,072,678	$1,191,790
Interest costs	58,200	—
Projected return on plan assets	(65,636)	(14,253)
Amortization	46,690	—
Effect of curtailment or settlement	144,425	—

	$3,256,357	$1,177,537

b.	Reconciliation between the funded status of the plan and accrued pension cost is summarized as follows:

	December 31
	2006	2005
Benefit obligation
Vested benefit obligation	$(2,308,643)	$(995,410)
Non-vested benefit obligation	(1,526,250)	(406,068)

Accumulated benefit obligation	(3,834,893)	(1,401,478)
Additional benefit obligation	(683,674)	(281,909)

Projected benefit obligation	(4,518,567)	(1,683,387)
Fair values of plan assets	2,914,999	1,637,730

Funded status	(1,603,568)	(45,657)
Unrecognized net loss	349,867	503,709

(Accrued pension liabilities)/prepaid pension cost (recognized as other current assets)	$(1,253,701)	$458,052

c. Vested benefit	$3,174,285	$1,226,327

d. Actuarial assumptions
Discount rate used in determining present value	2.00%	2.25%
Rate of compensation increase	1.50%	2.0%
Rate of return on plan assets	3.00%	3.0%

e. Contributions and payments of the Fund
	2006	2005 (After Privatization)
Contributions	$1,543,744	$585,560

Payments	$6,869	$9,918

25.	TRANSACTIONS WITH RELATED PARTIES

As the Company was a state-owned enterprise, the ROC Government is one of the Company’s customers. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures would be incurred as a result of the privatization being completed.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary
Taiwan International Standard Electronics Ltd. (“TISE”)	Equity-accounted investee
Chunghwa System Integration Co., Ltd. (“CSI”)	Subsidiary of equity - accounted investee
Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of equity - accounted investee
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary of equity - accounted investee

b.	Significant transactions with the above related parties are summarized as follows:

	December 31
	2006		2005
	Amount	%	Amount	%
1) Receivables

Trade notes and accounts receivable
CHTG	$43,999	—	$49,436	—
CHIEF	3,769	—	—	—
CHPT	—	—	20,724	—

	$47,768	—	$70,160	—

2) Payables

Trade notes and accounts payable
TISE	$202,205	2	$41,058	—
CSI	191,662	2	54,832	1
CHTG	18,211	—	27,718	—

	$412,078	4	$123,608	1

Accrued expenses
TISE	$92,156	—	$48,852	—
CHTG	18,632	—	11,119	—
CSI	1,517	—	26,567	—

	$112,305	—	$86,538	—

Payable to construction supplier (included in “other current liabilities”)
TISE	$345,246	3	$318,653	2
CSI	13,331	—	22,227	—

	$358,577	3	$340,880	2

3) Revenues

CHTG	$95,127	—	$101,086	—
CHIEF	33,667	—	—	—
CHPT	13,774	—	24,492	—

	$142,568	—	$125,578	—

4) Operating costs and expenses

TISE	$374,209	—	$135,268	—
CSI	306,075	—	89,137	—
CHTG	101,059	—	80,360	—

	$781,343	—	$304,765	—

(Continued)

	December 31
	2006		2005
	Amount	%	Amount	%
5) Acquisition of properties

TISE	$920,236	3	$477,988	2
CSI	283,309	1	315,830	1
CHTG	864	—	12,992	—

	$1,204,409	4	$806,810	3

(Concluded)

The foregoing transactions with related parties were conducted under normal commercial terms.

26.	COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2006, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of buildings of $1,575,422 thousand.

b.	Acquisitions of telecommunications equipment of $15,479,152 thousand.

c.	Unused letters of credit of approximately $1,364,451 thousand.

d.	Contract to print billing, envelopes and telephone directories of approximately $346,414 thousand.

e.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

Year	Rental Amount
2007	$1,094,372
2008	730,291
2009	471,241
2010	264,500
2011 and thereafter	131,184

f.	A commitment to contribute $2,500,000 thousand to a Fixed-Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which $1,000,000 thousand has been contributed by the Company on June 30, 1995. If the balance of the Fixed-Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and the contribution amounts from each party.

g.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996. When the fund is not sufficient, the Company will contribute the remaining $1,000,000 thousand after getting the notification from the Taipei City Government.

h.	A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to the Company to reimburse Taiwan Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of the Company’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District Court. As of March 13, 2007, the case is still in the procedure of the first instance at the Taiwan Taipei District Court.

27.	SUBSEQUENT EVENTS

The Company has acquired 31.5% shares of SENAO International Co., Ltd. (“SENAO”) amounted 70,373 thousand common shares by public tender on January 8, 2007, for purchasing price of $15.1 each share, totally $1,062,632 thousand. SENAO engages in communication machine sales and software service.

28.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments were as follows:

	December 31
	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$70,639,453	$70,639,453	$41,890,668	$41,890,668
Financial assets at fair value through profit or loss - current	59,119	59,119	35,000	34,986
Available-for-sale financial assets	6,950,642	6,950,642	14,067,017	14,136,195
Trade notes and accounts receivable, net	12,586,976	12,586,976	12,839,005	12,839,005
Other current monetary assets	5,963,897	5,963,897	5,706,740	5,706,740
Financial assets at fair value through profit or loss - noncurrent	—	—	500,000	481,410
Investments accounted for using equity method	2,024,981	2,134,951	1,524,938	1,763,711
Financial assets carried at cost	1,941,280	1,941,280	1,866,280	1,866,280
Other noncurrent monetary assets	2,000,000	2,000,000	2,000,000	2,000,000
Refundable deposits	1,510,435	1,510,435	1,577,167	1,577,167
Liabilities
Financial liabilities at fair value through profit or loss	24,844	24,844	—	—
Trade notes and accounts payable	9,859,679	9,859,679	10,332,306	10,332,306
Accrued expenses	18,909,126	18,909,126	15,526,947	15,526,947
Current portion of long-term loans	300,000	300,000	200,000	200,000
Long-term loans	—	—	300,000	300,000
Customers’ deposits	6,597,003	6,597,003	7,391,902	7,391,902

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Accounting for Financial Instruments” (“SFAS No. 34”), and the related information refers to the Note 3 to the financial statements.

b.	Methods and assumptions used in the determination of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in notes 2, 3, and 4 below.

2)	If the financial assets and liabilities at fair value through profit or loss and the available-for-sale financial assets have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the available-for-sale financial assets are not immediately available, they must be calculated using standard valuation models on the basis of current market parameters. The Company adopt fair value of accounting for estimates and assumptions for derivatives; these estimates and assumptions are used consistently by the investors in the market and can be obtained by the Company.

3)	Long-term investments are based on the net asset values of the investments in unconsolidated companies, if quoted market prices are not available.

4)	The fair value of long-term loans (including current portion) is discounted value based on projected cash flow. The projected cash flows were discounted using the maturity dates of long-term loans.

c.	Fair value of financial instruments were as follow:

	Amount Based on Quoted Market Price December 31		Amount Determined Using Valuation Techniques December 31
	2006	2005	2006	2005
Assets

Financial assets at fair value through profit or loss- current	$59,119	$34,986	$—	$—
Available-for-sale financial assets	6,950,642	14,136,195	—	—
Financial assets at fair value through profit or loss- noncurrent	—	—	—	481,410

Liabilities

Financial liabilities at fair value through profit or loss	24,844	—	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to fair value risk and cash flow risk.

The fluctuations of market price would result in the index future contracts exposed to fair value risk and cash flow risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions and business organizations. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the cash flow risk is low.

The financial instruments categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

29.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company and its investees:

a.	Financing provided: Please see Table 1.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: Please see Table 5.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: None.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: None.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 6.

j.	Financial transaction: Please see Notes 6 and 28.

k.	Investment in Mainland China: None.

30.	SEGMENT INFORMATION

a.	Industry

The financial information of the Company by industry: Please see Table 7.

b.	Geographic

As of December 31, 2006, the Company had established a foreign operation in Hong Kong, but not on operating stage yet.

c.	Foreign revenue

The foreign revenue of the Company is less than 10% of total sales.

d.	Major customers

No single customer accounts for more than 10% of total revenues.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

FINANCING PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars)

No.	Financing Name	Counter- party	Financial Statement Account	Maximum Balance for the Period	Ending Balance		Interest Rate	Type of Financing	Transaction Amounts	Reasons for Short-term Financing	Allowance for Doubtful Accounts	Collateral		Financing Limit for Each Borrowing Company		Financing Company’s Financing Amount Limits
												Item	Value
1	CHIEF Telecom	CHIEF Telecom (Hong Kong) Limited	Other receivable - related party	$ 879	$	— (Note 1)	—	Necessary for short-term financing.	$—	For revolving fund	$—	—	$—	$	— (Note 3)	$274,069 (Note 4)

2	Unigate Telecom Inc.	CHIEF Telecom	Other receivable - related party	9,877		— (Note 2)	4%	Necessary for short-term financing.	—	For revolving fund	—	—	—		813,696 (Note 3)	274,069 (Note 4)

Note 1:	CHIEF Telecom received the payment on October 27, 2006.

Note 2:	CHIEF Telecom repaid the payment on October 20, 2006.

Note 3:	According to CHIEF Telecom’s “Operational Procedures for Loaning Funds to Others”, the amount shall not exceed 2.5 times of the lender’s net worth.

Note 4:	According to CHIEF Telecom’s “Operational Procedures for Loaning Funds to Others”, the amount shall not exceed 50% of CHIEF Telecom’s paid-up capital.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)			Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Common stock
		Chunghwa Investment Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	98,000		$974,805		49		$974,805	Note 1
		Taiwan International Standard Electronics	Equity-accounted investee	Investments accounted for using equity method	1,760		609,004		40		780,282	Note 1
		Spring House Entertainment Inc.	Equity-accounted investee	Investments accounted for using equity method	2,016		17,761		30		2,027	Note 1
		CHIEF Telecom	Subsidiary	Investments accounted for using equity method	38,370		273,411		70		227,837	Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	US$	—	(1)	100	US$	— (1)	Note 3
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	US$	— (1)		100	US$	— (1)	Note 3
.		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Prepayment for long-term investment	15,000		150,000		100		150,000	Note 7
		Taipei Financial Center	—	Financial assets carried at cost	288,211		1,789,530		12		1,577,472	Note 2
		RPTI International	—	Financial assets carried at cost	9,234		71,500		12		108,804	Note 2
		iD Branding Ventures	—	Financial assets carried at cost	7,500		75,000		8		74,856	Note 2
		Siemens Telecommunication Systems	—	Financial assets carried at cost	75		5,250		15		218,250	Note 2
		Formosa Chemicals & Fiber Corporation	—	Available-for-sale financial assets	90		4,548		—		4,905	Note 5
		Fu Sheng Group	—	Available-for-sale financial assets	240		7,201		—		7,656	Note 5
		Oriental Union Chemical Corporation	—	Available-for-sale financial assets	320		6,521		—		6,976	Note 5
		China Motor Corporation	—	Available-for-sale financial assets	417		12,149		—		12,513	Note 5
		Lite-On Technology Corporation	—	Available-for-sale financial assets	150		5,994		—		6,608	Note 5
		D-Link Corporation	—	Available-for-sale financial assets	258		8,216		—		11,025	Note 5
		Realtek Semiconductor Corp.	—	Available-for-sale financial assets	21		668		—		1,178	Note 5
		Sinoking Technology Development Ltd.	—	Available-for-sale financial assets	250		7,351		—		7,738	Note 5
		ZyXEL Communications Corp.	—	Available-for-sale financial assets	268		10,742		—		10,881	Note 5
		Sunplus Innovation Technology Inc.	—	Available-for-sale financial assets	160		5,160		—		6,360	Note 5
		Taiwan Life Insurance	—	Available-for-sale financial assets	142		5,587		—		6,234	Note 5
		Lite-On IT Corporation	—	Available-for-sale financial assets	350		9,429		—		10,938	Note 5
		Norm Pacific Automation Corp.	—	Available-for-sale financial assets	130		3,739		—		4,290	Note 5

		Stock
		Acerinox Sa EUR0.25	—	Available-for-sale financial assets	10		7,014		—		9,683	Note 5
		Agf - Assur Gen De France	—	Available-for-sale financial assets	2		7,156		—		8,071	Note 5
		Air France-Klm EUR8.50	—	Available-for-sale financial assets	7		6,943		—		9,404	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Alleanza Assicurazioni EUR0.5	—	Available-for-sale financial assets	18	$6,834	—	$7,709	Note 5
		Allianz Se-Reg Cmzb 10 1/2 05/31/07	—	Available-for-sale financial assets	1	6,899	—	7,979	Note 5
		Alstom	—	Available-for-sale financial assets	2	6,884	—	8,588	Note 5
		Anglo Irish Bank Corp Plc EUR0.16	—	Available-for-sale financial assets	13	6,996	—	8,510	Note 5
		Asml Holding Nv Ord	—	Available-for-sale financial assets	9	6,839	—	7,276	Note 5
		Assicurazioni Generali EUR1	—	Available-for-sale financial assets	6	6,848	—	7,904	Note 5
		Banco Popolare Di Verona E N EUR3.6	—	Available-for-sale financial assets	7	6,769	—	6,950	Note 5
		Banco Santander Central Hisp EUR0.50	—	Available-for-sale financial assets	13	6,835	—	8,019	Note 5
		Bnp Paribas Ord Shs	—	Available-for-sale financial assets	2	6,930	—	6,901	Note 5
		Continental Ag Ord Npv	—	Available-for-sale financial assets	2	6,869	—	6,845	Note 5
		Credit Agricole Sa EUR3	—	Available-for-sale financial assets	5	6,865	—	6,445	Note 5
		Crh Plc Ord EUR0.32	—	Available-for-sale financial assets	6	6,912	—	8,284	Note 5
		Enel	—	Available-for-sale financial assets	23	6,799	—	7,636	Note 5
		Eni Spa EUR1	—	Available-for-sale financial assets	7	6,766	—	7,733	Note 5
		Fomento De Construc Y Contra	—	Available-for-sale financial assets	2	6,988	—	8,222	Note 5
		Fugro Nv-Cva EUR0.05	—	Available-for-sale financial assets	5	6,643	—	7,829	Note 5
		Heineken Nv Ord Nr	—	Available-for-sale financial assets	5	6,789	—	7,090	Note 5
		Inbev Nv Npv	—	Available-for-sale financial assets	4	6,789	—	8,134	Note 5
		Inditex Reg Shs	—	Available-for-sale financial assets	4	6,827	—	7,873	Note 5
		Kon Kpv Nv Shs	—	Available-for-sale financial assets	16	6,795	—	7,516	Note 5
		L’oreal EUR0.20	—	Available-for-sale financial assets	2	6,874	—	6,741	Note 5
		M.A.N Ag Ord	—	Available-for-sale financial assets	2	6,266	—	6,495	Note 5
		Muenchener Rueckver Ag-Reg Npv (Regd)	—	Available-for-sale financial assets	1	6,806	—	7,290	Note 5
		Neopost Sa EUR1	—	Available-for-sale financial assets	2	7,147	—	7,103	Note 5
		Randstad Holding Nv EUR0.10	—	Available-for-sale financial assets	3	7,042	—	7,504	Note 5
		Royal Dutch Shell Plc-A Shs ‘A’shs EUR0.07	—	Available-for-sale financial assets	6	6,727	—	7,316	Note 5
		Ryanair Holdings Plc Ord EUR0.0127	—	Available-for-sale financial assets	17	7,007	—	7,575	Note 5
		Saipem EUR1	—	Available-for-sale financial assets	10	6,681	—	8,331	Note 5
		Sbm Offshore Nv EUR0.25 (Post Subdivision)	—	Available-for-sale financial assets	8	6,797	—	8,671	Note 5
		Schneider Electric Sa EUR8	—	Available-for-sale financial assets	2	6,852	—	6,657	Note 5
		SOCIETE GENERALE EUR1.25	—	Available-for-sale financial assets	1	6,937	—	7,342	Note 5
		Solvay Sa Npv Npv	—	Available-for-sale financial assets	2	6,708	—	7,632	Note 5
		Telekom Austria Ag Ord Shs	—	Available-for-sale financial assets	9	7,061	—	7,818	Note 5
		Thyssenkrupp Ag Npv Npv	—	Available-for-sale financial assets	6	6,788	—	9,567	Note 5
		Umicore Act	—	Available-for-sale financial assets	1	6,780	—	7,819	Note 5
		Vallourec EUR4 (Post Subdivision)	—	Available-for-sale financial assets	1	6,659	—	8,445	Note 5
		Vinci Sa EUR5	—	Available-for-sale financial assets	2	6,812	—	7,792	Note 5
		Aegis Group Plc GBP0.05	—	Available-for-sale financial assets	58	4,847	—	5,214	Note 5
		Aggreko Plc Ord	—	Available-for-sale financial assets	21	4,805	—	5,920	Note 5
		Anglo American Plc Ord USD0.50	—	Available-for-sale financial assets	3	4,745	—	5,014	Note 5
		Arm Holdings Plc Ord GBP0.0005	—	Available-for-sale financial assets	65	4,728	—	5,201	Note 5
		Astrazeneca Plc Ord USD0.25	—	Available-for-sale financial assets	2	4,811	—	4,231	Note 5
		Aviva Plc Ordinary 25p Shares	—	Available-for-sale financial assets	10	4,683	—	5,141	Note 5
		Bae Systems Ord 2.5p	—	Available-for-sale financial assets	18	4,624	—	4,974	Note 5
		Balfour Beatty Plc GBP0.50	—	Available-for-sale financial assets	19	4,712	—	5,362	Note 5
		Barclays Ord GBP0.25	—	Available-for-sale financial assets	11	4,694	—	5,029	Note 5
		Barratt Developments Plc Ord	—	Available-for-sale financial assets	7	4,763	—	5,735	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Bhp Billiton Plc USD0.50	—	Available-for-sale financial assets	7	$4,693	—	$4,384	Note 5
		Bp Plc Ord USD0.25	—	Available-for-sale financial assets	16	5,967	—	5,922	Note 5
		Bt Group Ord GBP0.05	—	Available-for-sale financial assets	27	4,785	—	5,280	Note 5
		Burberry Group Plc Ord GBP0.0005	—	Available-for-sale financial assets	14	4,776	—	5,607	Note 5
		Cable & Wireless Plc Ord GBP0.25	—	Available-for-sale financial assets	52	4,714	—	5,242	Note 5
		De La Rue Ord GBP0.2777	—	Available-for-sale financial assets	12	4,750	—	5,064	Note 5
		Firstgroup Plc	—	Available-for-sale financial assets	14	4,765	—	5,243	Note 5
		Glaxosmithkline Plc Ord GBP0.25	—	Available-for-sale financial assets	3	2,697	—	2,629	Note 5
		Imi Plc Ord GBP0.25	—	Available-for-sale financial assets	14	4,721	—	4,647	Note 5
		Intercontinental Hotels Grou Ord GBP0.114285	—	Available-for-sale financial assets	8	4,713	—	6,091	Note 5
		Marks & Spencer Group Plc Ord GBP0.25	—	Available-for-sale financial assets	12	4,763	—	5,328	Note 5
		Morrison <Wm.> Supermarkets Ord GBP0.10	—	Available-for-sale financial assets	29	4,752	—	4,776	Note 5
		Reckitt Benckiser Ord GBP0.105263 Ord GBP0.105263	—	Available-for-sale financial assets	3	4,785	—	4,964	Note 5
		Royal Dutch Shell Plc-A Shs ‘A’shs EUR0.07	—	Available-for-sale financial assets	1	1,408	—	1,438	Note 5
		Scot + Sthn Energy Ord GBP0.50	—	Available-for-sale financial assets	6	4,771	—	5,713	Note 5
		Scot Power Plc Ord GBP0.42	—	Available-for-sale financial assets	12	4,717	—	5,512	Note 5
		Tate & Lyle Plc Ord GBP0.25	—	Available-for-sale financial assets	9	4,296	—	4,283	Note 5
		Vodafone Group Plc Ord USD0.11428571	—	Available-for-sale financial assets	20	1,675	—	1,794	Note 5
		Xstrata Plc Ord USD0.50	—	Available-for-sale financial assets	3	4,693	—	5,325	Note 5
		Asahi Kasei Corp Ord	—	Available-for-sale financial assets	17	3,431	—	3,629	Note 5
		Canon Inc Ord	—	Available-for-sale financial assets	2	3,334	—	3,672	Note 5
		Dainippon Ink & Chemicals	—	Available-for-sale financial assets	28	3,440	—	3,560	Note 5
		Eisai Co Ltd.	—	Available-for-sale financial assets	2	3,446	—	3,584	Note 5
		Elpida Memory Inc Npv	—	Available-for-sale financial assets	2	3,414	—	4,122	Note 5
		Familymart Co Ltd. Familymart Co Ltd.	—	Available-for-sale financial assets	4	3,256	—	3,463	Note 5
		Fanuc Ltd.	—	Available-for-sale financial assets	1	3,535	—	3,854	Note 5
		Glory Ltd. Npv	—	Available-for-sale financial assets	6	3,500	—	3,420	Note 5
		Hankyu Department Stores	—	Available-for-sale financial assets	13	3,410	—	3,534	Note 5
		Itochu Techno-Solutions Corp Npv	—	Available-for-sale financial assets	2	3,284	—	3,122	Note 5
		Kawasaki Kisen Kaisha Ltd. Npv	—	Available-for-sale financial assets	16	3,562	—	4,082	Note 5
		Konica Corp Shs	—	Available-for-sale financial assets	7	3,292	—	3,223	Note 5
		Kyocera Corp Ord	—	Available-for-sale financial assets	1	3,384	—	3,690	Note 5
		Mitsubishi Corp Ord	—	Available-for-sale financial assets	6	3,407	—	3,683	Note 5
		Mitsubishi Ufj Financial Gro Npv	—	Available-for-sale financial assets	—	3,441	—	3,625	Note 5
		Mitsui Fudosan Co Ltd.	—	Available-for-sale financial assets	5	3,633	—	3,980	Note 5
		Nichirei Corp Npv	—	Available-for-sale financial assets	19	3,488	—	3,473	Note 5
		Nikon Corp	—	Available-for-sale financial assets	5	3,268	—	3,576	Note 5
		Nintendo Corp Ltd.	—	Available-for-sale financial assets	1	3,670	—	4,234	Note 5
		Nippon Electric Glass Co Ltd.	—	Available-for-sale financial assets	5	3,465	—	3,425	Note 5
		Nippon Mining Holdings Inc Npv	—	Available-for-sale financial assets	16	3,477	—	3,636	Note 5
		Nippon Steel Corp	—	Available-for-sale financial assets	25	3,402	—	4,686	Note 5
		Nissan Motor Co Ltd.	—	Available-for-sale financial assets	9	3,348	—	3,377	Note 5
		Nsk Limited	—	Available-for-sale financial assets	12	3,373	—	3,857	Note 5
		Olympus Corp Shs Jpy	—	Available-for-sale financial assets	3	3,019	—	3,075	Note 5
		Sekisui Chemical Co	—	Available-for-sale financial assets	13	3,475	—	3,381	Note 5
		Shin Etsu Chemical Co Ltd. JPY50	—	Available-for-sale financial assets	2	3,288	—	3,494	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Stanley Electric Co Ltd.	—	Available-for-sale financial assets	5	$3,484	—	$3,529	Note 5
		Sumitomo Corporation	—	Available-for-sale financial assets	8	3,436	—	3,904	Note 5
		Sumitomo Heavy Ind Npv	—	Available-for-sale financial assets	11	3,392	—	3,768	Note 5
		Sumitomo Metal Mining Co Ltd.	—	Available-for-sale financial assets	9	3,580	—	3,766	Note 5
		Sumitomo Rubber Industries	—	Available-for-sale financial assets	9	3,491	—	3,622	Note 5
		Sumitomo Trust & Banking Co Npv	—	Available-for-sale financial assets	10	3,224	—	3,420	Note 5
		Taiheiyo Cement Corporation	—	Available-for-sale financial assets	27	3,347	—	3,448	Note 5
		Taiyo Yuden Co Ltd.	—	Available-for-sale financial assets	7	3,690	—	4,028	Note 5
		Teijin Ltd. Com	—	Available-for-sale financial assets	17	3,345	—	3,415	Note 5
		Terumo Corporation	—	Available-for-sale financial assets	3	3,362	—	3,334	Note 5
		Tokyo Electron Ltd. Shs	—	Available-for-sale financial assets	1	3,511	—	3,599	Note 5
		Toto Limited Ord	—	Available-for-sale financial assets	11	3,457	—	3,593	Note 5
		Toyota Mtr Com	—	Available-for-sale financial assets	2	3,245	—	3,708	Note 5
		Abbott Laboratories Com Npv	—	Available-for-sale financial assets	4	5,380	—	5,559	Note 5
		Allstate Corp Com	—	Available-for-sale financial assets	3	5,453	—	5,641	Note 5
		American International Group Com USD2.50	—	Available-for-sale financial assets	2	5,470	—	5,837	Note 5
		Archer Daniels Midland Com	—	Available-for-sale financial assets	5	5,439	—	4,691	Note 5
		Baker Hughes Inc Com	—	Available-for-sale financial assets	3	5,590	—	6,140	Note 5
		Bear Stearns Companies Inc Com USD1	—	Available-for-sale financial assets	1	5,490	—	6,049	Note 5
		Becton Dickinson & Co Com	—	Available-for-sale financial assets	2	5,710	—	5,586	Note 5
		Bmc Software Inc Com	—	Available-for-sale financial assets	5	5,576	—	5,579	Note 5
		Caremark Rx Inc Com	—	Available-for-sale financial assets	3	5,566	—	5,618	Note 5
		Carnival Corp Com USD0.01 Paired Stock	—	Available-for-sale financial assets	4	5,492	—	5,617	Note 5
		Chevrontexaco Corp Com	—	Available-for-sale financial assets	3	5,499	—	6,347	Note 5
		Citrix Systems Inc Com Stk USD0.001	—	Available-for-sale financial assets	5	5,570	—	4,356	Note 5
		Cooper Inds Ltd. Cl A	—	Available-for-sale financial assets	2	5,525	—	5,766	Note 5
		Csx Corp Com	—	Available-for-sale financial assets	5	5,521	—	5,630	Note 5
		Emerson Electric Co Com	—	Available-for-sale financial assets	4	5,480	—	5,700	Note 5
		Freeport-Mcmoran Coppe Cl B	—	Available-for-sale financial assets	3	5,383	—	6,116	Note 5
		General Mills Inc General Mills Inc	—	Available-for-sale financial assets	3	5,467	—	5,614	Note 5
		Gilead Sciences Inc Com	—	Available-for-sale financial assets	3	5,633	—	5,687	Note 5
		Goldman Sachs Group In Com	—	Available-for-sale financial assets	1	5,508	—	6,219	Note 5
		Google Inc-Cl A Cl A	—	Available-for-sale financial assets	—	5,597	—	6,199	Note 5
		Heinz H J Co Com	—	Available-for-sale financial assets	4	5,488	—	5,880	Note 5
		Hilton Hotels Corp Com	—	Available-for-sale financial assets	6	5,458	—	6,852	Note 5
		Intl Game Tech Com USD0.000625	—	Available-for-sale financial assets	4	5,516	—	6,090	Note 5
		Intuit Com	—	Available-for-sale financial assets	5	5,674	—	5,049	Note 5
		Johnson & Johnson Com	—	Available-for-sale financial assets	2	4,883	—	4,887	Note 5
		Kohls Corp Com	—	Available-for-sale financial assets	2	5,563	—	5,505	Note 5
		Lehman Bros Hldgs Inc Com	—	Available-for-sale financial assets	2	5,465	—	5,617	Note 5
		Limited Brands Com	—	Available-for-sale financial assets	6	5,500	—	5,686	Note 5
		Lockheed Martin Corp Com	—	Available-for-sale financial assets	2	5,500	—	5,762	Note 5
		Marriott International-Cl A Com USD0.01 Class ‘A’	—	Available-for-sale financial assets	4	5,535	—	6,465	Note 5
		Mcdonald’s Corp Com USD0.01	—	Available-for-sale financial assets	4	5,477	—	6,069	Note 5
		Metlife Inc Com	—	Available-for-sale financial assets	3	5,541	—	5,701	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Molex Inc Com USD0.05	—	Available-for-sale financial assets	4	$5,462	—	$4,442	Note 5
		Newell Rubbermaid Inc Com	—	Available-for-sale financial assets	6	5,467	—	5,433	Note 5
		Nordstrom Inc Com	—	Available-for-sale financial assets	4	5,576	—	6,087	Note 5
		Novellus Sys Inc Com	—	Available-for-sale financial assets	6	5,621	—	6,792	Note 5
		Nucor Corp Com Stk USD0.40	—	Available-for-sale financial assets	3	5,478	—	6,142	Note 5
		Office Depot Inc Com	—	Available-for-sale financial assets	4	5,479	—	5,121	Note 5
		Omnicom Group Inc Com	—	Available-for-sale financial assets	1	4,903	—	5,023	Note 5
		Oracle Corp Com	—	Available-for-sale financial assets	9	5,524	—	5,202	Note 5
		Pactiv Corp Com	—	Available-for-sale financial assets	6	5,500	—	6,839	Note 5
		Principal Financial Group Com USD0.01	—	Available-for-sale financial assets	3	5,475	—	5,897	Note 5
		Quest Diagnostics Inc Com USD0.01	—	Available-for-sale financial assets	3	5,460	—	5,758	Note 5
		Robert Half Intl Inc Com	—	Available-for-sale financial assets	5	5,844	—	5,956	Note 5
		Rockwell Collins Com	—	Available-for-sale financial assets	3	5,527	—	6,177	Note 5
		Schlumberger Ltd. Com USD0.01	—	Available-for-sale financial assets	3	5,505	—	5,882	Note 5
		United States Steel Corp Com	—	Available-for-sale financial assets	3	5,522	—	7,217	Note 5
		V F Corp Com	—	Available-for-sale financial assets	2	5,440	—	5,964	Note 5
		Waste Mgmt Inc Del Com	—	Available-for-sale financial assets	5	5,434	—	5,468	Note 5
		Wellpoint Inc Common	—	Available-for-sale financial assets	2	5,464	—	5,530	Note 5

		Beneficiary certificates (mutual fund)	—
		Sinopia Alt-Gl Bd M/N 600$ I Gbl Bd Mkt Neutr 600 USD I	—	Available-for-sale financial assets	—	618,324	—	629,135	Note 4
		Fuh Hwa Heirloon No. 2 Balanced Fund	—	Available-for-sale financial assets	17,750	250,000	—	257,245	Note 4
		HSBC Taiwan Safe & Rich Fund	—	Available-for-sale financial assets	4,827	80,000	—	91,572	Note 4
		HSBC Global Balanced Select Fund	—	Available-for-sale financial assets	5,284	60,000	—	65,801	Note 4
		AIG Flagship Global Balanced Fund of Funds	—	Available-for-sale financial assets	4,274	50,000	—	54,487	Note 4
		ING CHB Tri-Gold Balanced Portfolio	—	Available-for-sale financial assets	8,143	100,000	—	108,062	Note 4
		Fubon Global Reit Fund	—	Available-for-sale financial assets	11,000	110,000	—	131,670	Note 4
		Jih Sun Navigation No. 1 Fund	—	Available-for-sale financial assets	5,000	50,050	—	54,050	Note 4
		HSBC Trinity Balanced Fund	—	Available-for-sale financial assets	8,000	80,000	—	86,375	Note 4
		JF (Taiwan) Pacific Balanced Fund	—	Available-for-sale financial assets	10,000	100,000	—	106,921	Note 4
		Polaris Global Reits Fund	—	Available-for-sale financial assets	16,018	200,000	—	221,848	Note 4
		JF (Taiwan) Global Balance Fund	—	Available-for-sale financial assets	13,331	150,000	—	167,070	Note 4
		JF (Taiwan) Wealth Management Fund	—	Available-for-sale financial assets	7,362	78,636	—	85,552	Note 4
		Shinkong Strategy Balanced Fund	—	Available-for-sale financial assets	18,348	199,108	—	208,235	Note 4
		Fuh-Hua Home Run Fund	—	Available-for-sale financial assets	9,977	100,000	—	101,702	Note 4
		Fuh-Hua Total Return Fund	—	Available-for-sale financial assets	9,872	100,000	—	104,936	Note 4
		Fuh-Hua Elite Angel Fund	—	Available-for-sale financial assets	947	10,000	—	10,294	Note 4
		JF (Taiwan) Balanced Fund	—	Available-for-sale financial assets	2,875	50,000	—	51,179	Note 4
		Primasia S&P Global Fixed Income Fund	—	Available-for-sale financial assets	4,673	50,000	—	50,657	Note 4
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	9,196	100,000	—	100,513	Note 4
		HSBC European Stars Fund	—	Available-for-sale financial assets	2,844	50,000	—	52,663	Note 4
		Fuh-Hwa Olympic Global Fund	—	Available-for-sale financial assets	8,993	100,000	—	100,899	Note 4
		PCA Quality-Quantity Fund	—	Available-for-sale financial assets	4,514	50,000	—	52,682	Note 4
		Capital Asset Allocation	—	Available-for-sale financial assets	7,753	100,000	—	108,951	Note 4
		Fubon No. 1 Fund	—	Available-for-sale financial assets	10,000	100,000	—	121,500	Note 4
		Cathay No. 2 REIT	—	Available-for-sale financial assets	5,000	50,000	—	57,700	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Fiedelity Euro Bond Fund	—	Available-for-sale financial assets	695	$334,593	—	$349,133	Note 4
		Credit Suisse BF (Lux) Euro Bond Fund	—	Available-for-sale financial assets	16	236,233	—	255,317	Note 4
		Fidelity European Highyield Fund	—	Available-for-sale financial assets	1,443	541,806	—	598,907	Note 4
		Parvest European Convertible Bond Fund	—	Available-for-sale financial assets	65	324,708	—	374,366	Note 4
		MFS Emerging Market Debt Fund	—	Available-for-sale financial assets	622	354,450	—	406,744	Note 4
		GAM USD Special Bond Fund	—	Available-for-sale financial assets	25	353,540	—	394,927	Note 4
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	458	172,709	—	175,823	Note 4
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	379	203,104	—	230,629	Note 4
1	CHIEF Telecom Inc.	Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	1,000	10,159	100	10,159	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	10	1,373	99	1,373	Note 1
		eASPNet Inc.	—	Financial assets carried at cost	1,000	—	2	—	Note 2
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374	3,450	12	6,217	Note 2
		Purple Communications Ltd.	—	Financial assets carried at cost	857	—	—	—	Note 2
		Truswell Pegasus Fund	—	Available-for-sale financial assets	6	95	—	74	Note 4

Note 1:	The net asset values of unconsolidated companies were based on audited financial statements.

Note 2:	The net asset values of unconsolidated companies were based on unaudited financial statements.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage yet.

Note 4:	The net asset values of beneficiary certification (mutual fund) were based on the net asset values as of December 31, 2006.

Note 5:	Market value was based on the closing price of December 31, 2006.

Note 6:	Available-for-sale financial assets and financial assets at fair value through profit and loss were showed at their original carrying amounts without the adjustments of fair values.

Note 7:	The Company has acquired 100% shares of Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) by prepaying $150,000 thousand in December 2006. CIYP finished registration on January 2, 2007.	(Concluded	)

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Beneficiary certificates (mutual fund)
		ADAM Global Bond Fund	Available-for-sale financial assets	—	—	9,286	$100,000	—	$—	9,286	$98,888	$100,000	$(1,112)	—	$—
		NITC Taiwan Bond Fund	Available-for-sale financial assets	—	—	—	—	14,385	200,000	14,385	202,532	200,000	2,532	—	—
		Prudential Financial Bond Fund	Available-for-sale financial assets	—	—	—	—	13,867	200,000	13,867	202,538	200,000	2,538	—	—
		Jih Sun Bond Fund	Available-for-sale financial assets	—	—	—	—	14,847	200,000	14,847	202,448	200,000	2,448	—	—
		INVESTCO ROC Bond Fund	Available-for-sale financial assets	—	—	45,998	675,000	—	—	45,998	679,933	675,000	4,933	—	—
		Barits Bond Fund	Available-for-sale financial assets	—	—	40,857	490,000	—	—	40,857	494,147	490,000	4,147	—	—
		FUBON Ju-I III Fund	Available-for-sale financial assets	—	—	41,413	500,000	—	—	41,413	504,046	500,000	4,046	—	—
		Fuhwa APEX Bond Fund	Available-for-sale financial assets	—	—	25,752	300,000	—	—	25,752	302,629	300,000	2,629	—	—
		Fuh-Hwa Albatross Fund	Available-for-sale financial assets	—	—	11,679	130,000	—	—	11,679	131,218	130,000	1,218	—	—
		Shinkong Chi-Shin Fund	Available-for-sale financial assets	—	—	77,829	1,100,000	—	—	77,829	1,113,221	1,100,000	13,221	—	—
		TIIM High Yield Fund	Available-for-sale financial assets	—	—	42,545	519,555	4,907	60,000	47,452	588,374	579,555	8,819	—	—
		Fuh-Hwa YouLi Fund	Available-for-sale financial assets	—	—	—	—	16,345	200,000	16,345	202,664	200,000	2,664	—	—
		MFS Emerging Market Debt Fund	Available-for-sale financial assets	—	—	351	192,600	271	161,850	—	—	—	—	622	354,450
		GAM USD Special Bond Fund	Available-for-sale financial assets	—	—	14	191,520	11	162,020	—	—	—	—	25	353,540
		Fidelity US High Yield Fund	Available-for-sale financial assets	—	—	—	—	458	172,709	—	—	—	—	458	172,709
		JF (Taiwan) First Bond Fund	Available-for-sale financial assets	—	—	72,139	1,000,000	—	—	72,139	1,013,310	1,000,000	13,310	—	—
		JF (Taiwan) Bond Fund	Available-for-sale financial assets	—	—	66,450	1,000,000	—	—	66,450	1,013,423	1,000,000	13,423	—	—
		Dresdner Bond DAM	Available-for-sale financial assets	—	—	70,008	800,000	—	—	70,008	810,886	800,000	10,886	—	—
		ABN AMRO Bond Fund	Available-for-sale financial assets	—	—	60,579	900,000	—	—	60,579	912,552	900,000	12,552	—	—
		ABN AMRO Select Bond Fund	Available-for-sale financial assets	—	—	89,476	1,000,000	—	—	89,476	1,013,726	1,000,000	13,726	—	—
		HSBC Taiwan Dragon	Available-for-sale financial assets	—	—	13,147	200,000	—	—	13,147	202,523	200,000	2,523	—	—
		NITC Bond	Available-for-sale financial assets	—	—	12,326	2,000,000	—	—	12,326	2,027,524	2,000,000	27,524	—	—
		Tasihin Lucky Fund	Available-for-sale financial assets	—	—	9,881	100,000	—	—	9,881	101,272	100,000	1,272	—	—
		Fuh-Hwa Heirloom No. 2 Balance Fund	Available-for-sale financial assets	—	—	—	—	28,051	390,000	10,301	148,452	140,000	8,452	17,750	250,000
		Capital Asset Allocation	Available-for-sale financial assets	—	—	—	—	7,753	100,000	—	—	—	—	7,753	100,000
		Polaris Global Reits Fund	Available-for-sale financial assets	—	—	10,000	100,000	21,018	252,250	15,000	171,649	152,250	19,399	16,018	200,000
		HSBC Taiwan Safe & Rich Fund	Available-for-sale financial assets	—	—	—	—	6,637	110,000	1,810	31,878	30,000	1,878	4,827	80,000
		ING CHB Tri-Gold Balanced Portfolio	Available-for-sale financial assets	—	—	—	—	8,143	100,000	—	—	—	—	8,143	100,000
		HSBC Trinity Balanced Fund	Available-for-sale financial assets	—	—	25,000	250,000	—	—	17,000	176,117	170,000	6,117	8,000	80,000
		Franklin Templeton Global Bond Fund of Funds	Available-for-sale financial assets	—	—	—	—	9,196	100,000	—	—	—	—	9,196	100,000
		SKIT Strategy Balanced Fund	Available-for-sale financial assets	—	—	9,396	100,000	13,641	150,000	4,689	52,251	50,892	1,359	18,348	199,108
		Fuh-Hwa Olympic Global Fund	Available-for-sale financial assets	—	—	—	—	8,993	100,000	—	—	—	—	8,993	100,000
		Fiedelity Euro Bond Fund	Available-for-sale financial assets	—	—	1,256	604,960	26	12,427	587	280,897	282,794	(1,897)	695	334,593
		Credit Suisse BF (Lux) Euro Bond Fund	Available-for-sale financial assets	—	—	41	601,003	—	—	25	365,907	364,770	1,137	16	236,233
		Fidelity European Highyield Fund	Available-for-sale financial assets	—	—	539	193,500	904	348,306	—	—	—	—	1,443	541,806
		Pervext European Convertible Bond Fund	Available-for-sale financial assets	—	—	—	—	65	324,708	—	—	—	—	65	324,708
		Sinopia Alt-Gl Bd M/N 600 $I Gbl Bd Mkt Neutr 600 USD I	Available-for-sale financial assets	—	—	—	—	—	618,324	—	—	—	—	—	618,324
		Fidelity Euro Balanced Fund	Available-for-sale financial assets	—	—	—	—	379	203,104	—	—	—	—	379	203,104
		Yuanta Structured Principal Protected Private Placement	Available-for-sale financial assets - noncurrent	—	—	50,000	500,000	—	—	50,000	473,666	500,000	(26,334)	—	—

Note 1:	Available-for-sale financial assets and financial assets at fair value through profit and loss are showed at their original carrying amounts without the adjustments of fair values.

TABLE 4

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Prior Transactions with Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Building	2006.2.17	$754,444	Paid	Steve Lin Architect and Associates	None	—	—	—	$—	Bidding	New office	None

	Building	2006.3.13	178,880	Paid	Bank of Taiwan	None	—	—	—	—	Bidding	New office	None

	Building	2006.9.25	191,996	Paid	Joe-Team Machinery Engineering Co., Ltd., etc.	None	—	—	—	—	Bidding	Operating purpose	None

TABLE 5

CHUNGHWA TELECOM CO., LTD.

DISPOSAL OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Date of Disposal	Date of Obtained	Carrying Amount	Transaction Amount	Receipt Condition	Disposed Gain (Loss)	Parties Involved	Relation with the Corporation	Purpose	Reference for Price Settlement	Other Limitation
Chunghwa Telecom. Co., Ltd.	Land and building (No. 23 and 26, Jing Ping Duan, Zhong He City)	2006.12.28	Acquired from October 1965 to June 2000	$229,600	$764,436	Received	$534,836	Kindom Construction Corp.	—	Revitalized assets	According to appraisal report: negotiated price	—

TABLE 6

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE YEAR ENDED DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2006					Net Income (Loss) of the Investee	Recognized Gain (Loss)		Note
				December 31, 2006			December 31, 2005	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Chunghwa Investment Co., Ltd.	24F, No. 456, Hsinyi Rd., Sec. 4, Taipei	Investment		$980,000		$980,000	98,000	49		$974,805		$51,269	$25,122 (Note 1)		Equity- accounted investee
	Taiwan International Standard Electronics	7F., No.409, Sec. 2, Tiding Blvd., Nei Hu District, Taipei	Manufacturing, selling, designing and maintaining of telecommunications systems and equipment		164,000		164,000	1,760	40		609,004		22,877	76,451 (Note 2)		Equity- accounted investee
	CHIEF Telecom	1F., No. 250, Yang Guang Street, Nei Hu District, Taipei	Network communication and engine room hiring		310,652		—	38,370	70		273,411		(44,239)	(37,178 (Note 3	) )	Subsidiary
	Spring House Entertainment Inc.	3F-3, NO.3-2, Li Yuan District, San Zhong, Nan Gang District Street, Taipei	Network content manufacture broadcasts and information software		22,409		—	2,016	30		17,761		(15,564)	(4,669 (Note 1	) )	Equity- accounted investee
	New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	US$	— (1 (Note 4	) )	—	—	100	US$	— ( 1 (Note 4	) )	—	— (Note 1)		Subsidiary
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	US$	— (1 (Note 4	) )	—	—	100	US$	— ( 1 (Note 4	) )	—	— (Note 1)		Subsidiary
CHIEF Telecom	Unigate Telecom Inc.	1F., No. 250, Yang Guang Street, Nei Hu District, Taipei	Network communication and engine room hiring.		10,000		10,000	1,000	100		10,159		121	121 (Note 1)		Subsidiary
	CHIET Telecom (Hong Kong) Limited	Hong Kong	Telecom and Internet Service		44		44	10	99		1,373		(78)	(78 (Note 1	) )	Subsidiary

Note 1:	The equity in net income (net loss) of unconsolidated companies was based on audited financial statements.

Note 2:	The equity in net gain of an unconsolidated company amounted to $9,151 thousand was calculated from audited financial statements plus a gain on realized upstream transactions of $114,481 thousand less a gain on unrealized upstream transactions of $47,181 thousand.

Note 3:	The equity in net loss of an unconsolidated Company amounted to $30,967 thousand was calculated from audited financial statements less amortization between the investment cost and net value $6,211 thousand.

Note 4:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March, 2006 but not on operating stage yet.

TABLE 6

CHUNGHWA TELECOM CO., LTD.

INDUSTRY FINANCIAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amount in Thousands of New Taiwan Dollars)

	Local Telephone Service	Domestic Long Distance Call Service	International Long Distance Call Service	Cellular Service	Paging Service	Internet and Data Service (Note 6)	All Other	Adjustment	Total

Year ended December 31, 2006

Service revenues from external customers	$37,364,097	$9,824,358	$13,977,600	$72,976,557	$67,891	$46,185,427	$3,991,048	$—	$184,386,978
Intersegment service revenues (Note 2)	18,789,602	2,528,553	883	3,201,930	820	14,562,054	164,527	(39,248,369)	—

Total service revenues	$56,153,699	$12,352,911	$13,978,483	$76,178,487	$68,711	$60,747,481	$4,155,575	$(39,248,369)	$184,386,978

Segment income before income tax (Note 3)	$1,390,422	$6,861,933	$2,861,437	$29,824,367	$(34,422)	$20,745,419	$(286,274)	$—	$61,362,882

Interest income									803,642
Equity in net gain of unconsolidated companies									59,726
Other income									3,670,040
Interest expense									(4,072)
General expense (Note 4)									(4,143,467)
Other expense									(4,105,435)

Income before tax									$57,643,316

Reportable assets (Note 5)	$180,609,843	$5,078,010	$9,860,159	$59,829,886	$281,589	$91,005,358	$23,391,302	$—	$370,056,147

Investment in unconsolidated companies and funds									5,996,261
Other assets									84,930,944

Total assets
									$460,983,352

Depreciation expenses	$18,131,845	$662,368	$549,986	$7,516,539	$3,911	$12,381,491	$685,403

Expenditures for segment assets	$5,066,412	$—	$349,797	$9,405,460	$—	$12,477,445	$359,593

(Continued)

	Local Telephone Service	Domestic Long Distance Call Service	International Long Distance Call Service	Cellular Service	Paging Service	Internet and Data Service (Note 6)	All Other	Adjustment	Total

Year ended December 31, 2005

Service revenues from external customers	$39,817,093	$10,867,980	$14,480,885	$72,770,629	$133,981	$42,144,613	$3,166,670	$—	$183,381,851
Intersegment service revenues (Note 2)	17,358,793	2,400,164	753	1,167,342	956	14,806,290	15,788	(35,750,086)	—

Total service revenues	$57,175,886	$13,268,144	$14,481,638	$73,937,971	$134,937	$56,950,903	$3,182,458	$(35,750,086)	$183,381,851

Segment income before income tax (Note 3)	$3,504,990	$7,786,794	$3,320,315	$31,068,922	$(242,698)	$17,532,971	$(302,810)	$—	$62,668,484

Interest income									451,457
Equity in net gain of unconsolidated companies									160,080
Other income									3,148,885
Interest expense									(1,999)
General expense (Note 4)									(4,121,689)
Other expense									(2,702,367)

Income before tax
									$59,602,851

Reportable assets (Note 5)	$192,305,526	$6,340,943	$11,778,224	$61,981,515	$244,828	$98,536,543	$17,392,229	$—	$388,579,808

Investment in unconsolidated companies and funds									5,891,218
Other assets									64,431,582

Total assets
									$458,902,608

Depreciation expenses	$19,202,843	$727,827	$661,089	$6,979,627	$214,353	$12,370,013	$578,434

Expenditures for segment assets	$4,895,549	$301,447	$228,810	$4,481,786	$—	$12,388,182	$618,653

Note 1:	The major business segments operated by the Group are local telephone service, domestic long distance call service, international long distance call service, cellular service, paging service, internet and data service and other service.

Note 2:	Inter-division revenue from goods and services.

Note 3:	Represents revenue minus costs and operating expenses. Operating expenses include costs and expenses directly pertaining to an industry segment, i.e., excluding general and interest expense.

Note 4:	Represents general expense that cannot be allocated to each division.

Note 5:	Represents tangible assets used by the industry segment, excluding:

a.	Assets maintained for general corporate purposes.

b.	Advances or loans to another industry segment.

c.	Long-term investments accounted for using equity method.

Note 6:Service revenues of internet and data service and electronic rent are included.	(Concluded)